Exhibit 99.2

EXECUTION VERSION [REDACTED]

TRIPLE FLAG PRECIOUS METALS CORP. and TRIPLE FLAG INTERNATIONAL LTD.

as Borrowers

and

NATIONAL BANK OF CANADA

as Administrative Agent

and

THE BANK OF NOVA SCOTIA

as Syndication Agent

and

NATIONAL BANK FINANCIAL INC., THE BANK OF NOVA SCOTIA and CANADIAN

IMPERIAL BANK OF COMMERCE

as Co-Lead Arrangers and Joint Bookrunners

and

CANADIAN IMPERIAL BANK OF COMMERCE
as Documentation Agent

and

NATIONAL BANK OF CANADA, THE BANK OF NOVA SCOTIA, BANK OF

AMERICA, N.A., CANADA BRANCH, CANADIAN IMPERIAL BANK OF COMMERCE,

BANK OF MONTREAL, ROYAL BANK OF CANADA, THE TORONTO-DOMINION

BANK, CREDIT SUISSE AG, TORONTO BRANCH AND THE FINANCIAL

INSTITUTIONS PARTY HERETO FROM TIME TO TIME
as Lenders

THIRD AMENDED AND RESTATED Credit Agreement

Dated as of January 17, 2024

Fasken Martineau DuMoulin LLP

Toronto, Ontario

NBC/Triple Flag: Third Amended and Restated Credit Agreement

TABLE OF CONTENTS

Article 1 INTERPRETATION		2
1.1	Defined Terms	2
1.2	Other Usages	41
1.3	Plural and Singular	41
1.4	Headings	41
1.5	Currency	41
1.6	Applicable Law	41
1.7	Time of the Essence	42
1.8	Non-Banking Days	42
1.9	Consents and Approvals	42
1.10	Amount of Credit	42
1.11	Schedules	42
1.12	Extension of Credit	42
1.13	Meaning of Include	42
1.14	Rule of Construction	42
1.15	Accounting Terms – GAAP; Calculations, Computations, Changes in Accounting Policies	43
1.16	Paramountcy	43
1.17	Permitted Liens	43
1.18	Ordinary Course of Business	43
1.19	Electronic Execution	44
1.20	Amendment and Restatement	44
1.21	Joint and Several Obligations	44
Article 2 CREDIT Facility		44
2.1	Establishment of Credit Facility	44
2.2	Lenders’ Commitments	45
2.3	Reduction of Credit Limit	45
2.4	Accordion Feature	45
2.5	Termination of Credit Facility	47
2.6	Credit Restrictions	48
2.7	Extensions	48

Article 3 GENERAL PROVISIONS RELATING TO CREDITS		49
3.1	Types of Credit Availments	49
3.2	Funding of Loans	50
3.3	Failure of Lender to Fund Loan	51
3.4	Timing of Credit Availments	51
3.5	Inability to Fund U.S. Dollar Advances in Canada	51
3.6	Time and Place of Payments	52
3.7	Remittance of Payments	53
3.8	Evidence of Indebtedness	53
3.9	Notice Periods	53
3.10	Administrative Agent’s Discretion to Allocate	53
3.11	Alternate Rate of Interest	54
3.12	Administrative Agent Disclaimer	56
Article 4 DRAWDOWNS		56
4.1	Drawdown Notice	56
Article 5 ROLLOVERS		57
5.1	Term Benchmark Loans	57
5.2	Rollover Notice	57
5.3	Rollover by Lenders	58
5.4	Absence of Notice	58
Article 6 CONVERSIONS		58
6.1	Converting Loan to Other Type of Loan	58
6.2	Conversion Notice	58
6.3	Absence of Notice	59
6.4	Conversion by Lenders	59
Article 7 INTEREST AND FEES		59
7.1	Interest Rates	59
7.2	Calculation and Payment of Interest	59
7.3	General Interest Rules	60
7.4	Selection of Interest Periods	61
7.5	Standby Fees	61
Article 8 RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS		61
8.1	Conditions of Credit	61
8.2	Illegality	62
8.3	Change of Circumstances	62

8.4	Replacement of a Lender	64
8.5	Indemnity Relating to Credits	65
8.6	Indemnity for Transactional and Environmental Liability	65
8.7	Gross-Up for Taxes	67
Article 9 REPAYMENTS AND PREPAYMENTS		69
9.1	Repayment of Credit Facility	69
9.2	Voluntary Prepayments	69
9.3	Mandatory Prepayments	70
9.4	Prepayment Notice	70
9.5	Currency of Repayment	70
Article 10 REPRESENTATIONS AND WARRANTIES		70
10.1	Representations and Warranties	70
10.2	Survival of Representations and Warranties	77
Article 11 COVENANTS		78
11.1	Affirmative Covenants	78
11.2	Restrictive Covenants	84
11.3	Performance of Covenants by Administrative Agent	86
Article 12 CONDITIONS PRECEDENT TO OBTAINING CREDIT		87
12.1	Conditions Precedent to Effectiveness of this Agreement	87
12.2	Conditions Precedent to All Credit	88
12.3	Waiver	88
12.4	Existing Credit Outstanding under Existing Credit Agreement	88
Article 13 DEFAULT AND REMEDIES		88
13.1	Events of Default	88
13.2	Remedies Cumulative	91
13.3	Set-Off	91
Article 14 THE ADMINISTRATIVE AGENT		92
14.1	Appointment and Authorization of Administrative Agent	92
14.2	Interest Holders	92
14.3	Consultation with Counsel	92
14.4	Documents	92
14.5	Administrative Agent as Finance Party	92
14.6	Responsibility of Administrative Agent	93
14.7	Action by Administrative Agent	93
14.8	Notice of Events of Default	93

14.9	Responsibility Disclaimed	94
14.10	Indemnification	94
14.11	Credit Decision	94
14.12	Successor Administrative Agent	95
14.13	Delegation by Administrative Agent	95
14.14	Waivers, Amendments and Consents	95
14.15	Determination by Administrative Agent Conclusive and Binding	97
14.16	Adjustments among Lenders after Acceleration	97
14.17	Redistribution of Payment	98
14.18	Distribution of Notices	98
14.19	Discharge of Guarantees and Security	99
14.20	Determination of Exposures	99
14.21	Decision to Enforce Security	100
14.22	Enforcement	100
14.23	Application of Cash Proceeds of Realization.	101
14.24	Survival	101
14.25	Entering Into Contracts	101
Article 15 GUARANTEE		102
15.1	Guarantee	102
15.2	Nature of Guarantee	102
15.3	Finance Parties not Bound to Exhaust Recourse	103
15.4	Evidence of Secured Obligations	103
15.5	Guarantee in Addition to Other Security	104
15.6	Reinstatement	104
15.7	Waiver of Notice, Etc.	104
15.8	Subrogation Rights, Assignment and Postponement of Claim	104
15.9	Advance After Certain Events	104
Article 16 MISCELLANEOUS		105
16.1	Notices	105
16.2	Severability	105
16.3	Counterparts	105
16.4	Successors and Assigns	105
16.5	Assignment	106
16.6	Disclosure	107
16.7	Judgment Currency	109

16.8	Contractual Recognition of Bail-In	109
16.9	Illegality	110
16.10	Anti-Money Laundering Legislation	110
16.11	Relationship Between Parties	110
16.12	Further Assurances	111
16.13	Entire Agreement	111
16.14	Acknowledgement Regarding Any Supported QFCs	111
16.15	Erroneous Payments	112
Schedule A Lenders and Individual Commitments		1
Schedule B Compliance Certificate		1
Schedule C Form of Assignment		1
SCHEDULE C-2 FORM OF ACCORDION AGREEMENT OR JOINDER AGREEMENT		1
Schedule D Form of Drawdown Notice		1
Schedule E Form of Rollover Notice		1
Schedule F Form of Conversion Notice		1
Schedule G CORPORATE STRUCTURE		1
Schedule H Applicable Rates		1
Schedule I Guarantee and Security Documents		1
Schedule J Qualified Affiliate Instrument of Adhesion		1
Schedule K Litigation		1
Schedule L FORM OF INTERCREDITOR AGREEMENT RE: SUBORDINATED INTERCORPORATE DEBT		1
Schedule M Taxes		1
Schedule N Environmental Compliance		1

THIRD AMENDED AND RESTATED CREDIT AGREEMENT dated as of January 17, 2024 among Triple Flag Precious Metals Corp., a company incorporated under the federal laws of Canada (together with its successors and assigns, “TFPM”), Triple Flag International Ltd., a company incorporated under the laws of Bermuda (together with its successors and assigns, “TF Bermuda” and, together with TFPM, the “Borrowers” and each, a “Borrower”), the lending institutions from time to time parties hereto as Lenders and National Bank of Canada, as Administrative Agent.

WHEREAS the Triple Flag Mining Finance Bermuda Ltd. (the “Original Borrower”), as borrower, the Administrative Agent and certain of the Lenders parties hereto entered into a credit agreement dated as of September 4, 2018 (as amended by the first amending agreement dated August 30, 2019, the “Original Credit Agreement”);

AND WHEREAS, pursuant to an assignment and assumption agreement dated the November 8, 2019 (the “Assignment and Assumption Agreement”) entered into among the Original Borrower and the parties hereto, the Original Borrower assigned to TFPM, and TFPM assumed from the Original Borrower, all rights, obligations and indebtedness of the Original Borrower under the Original Credit Agreement;

WHEREAS TFPM, as borrower, the Administrative Agent and the Lenders parties hereto entered into an amended and restated credit agreement dated as of November 8, 2019 (as amended by the first amending agreement dated September 21, 2020, “2020 Credit Agreement”) to, among other things, give effect to certain amendments to the Original Credit Agreement and the Assignment and Assumption Agreement;

WHEREAS TFPM, as borrower, the Administrative Agent and the Lenders parties hereto entered into a second amended and restated credit agreement dated as of September 22, 2022 (as amended by the first amending agreement dated as of May 31, 2023, the “Existing Credit Agreement”) to, among other things, give effect to certain amendments to the 2020 Credit Agreement;

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement upon the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. Dollars.

“Accommodation” means any extension of credit made by a Credit Party to the Borrowers under this agreement.

“Accordion Agreement” means an agreement in the form of Schedule C-2 (or in such other form to substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrowers, an Accordion Lender and the Administrative Agent pursuant to Section 2.4(d).

“Accordion Lender” means an existing Lender or a proposed new Lender that has agreed to accept an Individual Commitment with respect to the Credit Facility designated in an Accordion Notice delivered to the Administrative Agent pursuant to and in accordance with Section 2.4(a).

“Accordion Notice” shall have the meaning ascribed thereto in Section 2.4(a).

“Acquisition” means:

(a)	if the acquisition is a share purchase, a Borrower shall Control the entity being acquired immediately following the completion of such acquisition (but not before);

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired; or

(c)	the entry into a Commodity Purchase Contract or a Royalty Agreement.

“Adjusted Term SOFR Rate” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR Rate for such calculation plus (b) the applicable Term SOFR Adjustment; provided, in each case, that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this agreement.

“Administrative Agent” means National Bank of Canada, in its capacity as administrative agent of the Finance Parties, and any successor thereto pursuant to Section 14.12.

“Affected Lender” shall have the meaning ascribed thereto in Section 8.4.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a chartered bank.

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Obligors from time to time concerning or relating to bribery or corruption, including without limitation the Corruption of Foreign Public Officials Acts (Canada).

“Anti-Money Laundering Legislation” means (as the context requires) (i) Part II.1 of the Criminal Code (Canada) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), including any guidelines or orders thereunder, (ii) the USA Patriot Act or (iii) any other applicable anti-money laundering, anti-terrorist financing and economic sanction laws of Canada, the United States of America or any other applicable jurisdiction.

“Anti-Terrorism Laws” means (i) US Executive order No. 13224, the USA Patriot Act, the laws comprising or implementing the “Bank Secrecy Act”, 31 U.S.C. §§ 5311 et seq., the laws administered by OFAC and any similar law enacted by the United States of America subsequent to the date of this agreement and/or (ii) the Sanctions, as the context requires.

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Official Body, in each case, having the force of law and binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

“Applicable Prepayment Amount” means, with respect to any Prepayment Disposition, an amount equal to the lesser of:

(a)	such amount as would be necessary, to reduce the Net Debt/EBITDA Ratio to at least [REDACTED – reduction factor deleted] times below the maximum permitted Net Debt/EBITDA Ratio after effecting the mandatory prepayment pursuant to Section 9.3 on account of such Prepayment Disposition; and

(b)	the Net Disposition Proceeds with respect to such Prepayment Disposition.

“Applicable Rate” means, at any particular time, the aggregate of:

(a)	the applicable interest rate margin or fee rate, as the case may be, expressed as a percentage per annum which is in effect at such time based upon the Net Debt/EBITDA Ratio for the Fiscal Quarter that is the subject of the Compliance Certificate delivered pursuant to Section 12.1(b)(iii) and thereafter the quarterly Compliance Certificate most recently delivered by the Borrowers to the Administrative Agent, as set forth in the table in Schedule H hereto; plus

(b)	at all times during the continuance of an Event of Default, 2% per annum (in order to compensate the Lenders for the additional risk);

provided that:

(i)	changes in the Applicable Rate on account of a change in the Net Debt/EBITDA Ratio shall be effective as of the first day of the calendar month next following the relevant date on which the Compliance Certificate was due pursuant to Section 11.1(b) (and, in respect of a Compliance Certificate in respect of last Fiscal Quarter of a Fiscal Year which is delivered after March 31, the Net Debt/EBITDA Ratio as disclosed in such Compliance Certificate shall be used to set the Applicable Rate on the following May 1 with a retroactive adjustment, if necessary, to April 1 to the extent the Net Debt/EBITDA Ratio in such Compliance Certificate results in a different pricing level (whether higher or lower) from the Net Debt/EBITDA Ratio otherwise in effect on April 1 of such year);

(ii)	changes to the Applicable Rate on account of an Event of Default shall be effective immediately upon the occurrence of such Event of Default and for the duration thereof and otherwise; and

(iii)	changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Accommodations outstanding on such dates (other than bankers’ acceptances), but only for the balance of the term of such Accommodations remaining after the effective date of such changes, as provided above.

Notwithstanding the foregoing, if the Borrowers fail to deliver a Compliance Certificate to the Administrative Agent by the date required to do so under Section 11.1(b)(iii), the Net Debt/EBITDA Ratio shall be deemed as from such date to be at Level IV until such failure is cured, at which time the Applicable Rate shall be determined in accordance with the table set forth in the definition of Applicable Rate, but without any adjustments having retroactive effect.

“Approvals” means all authorizations, clearances, consents, orders and other approvals required to be obtained from any person, including any Official Body, in connection with the completion of the transactions contemplated by this agreement.

“Approved Fund” means any Person (other than a natural Person) that (a) is or will be engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business, and (b) is administered or managed by a Lender, an Affiliate of a Lender or an entity or an affiliate of an entity that administers or manages a Lender.

“Assignment Agreement” means the assignment and assumption agreement dated November 8, 2019 between TFPM and TF Bermuda, pursuant to which TF Bermuda assigns to TFPM, and TFPM assumes from TF Bermuda, all rights and obligations of TF Bermuda under each of the Credit Documents (for the purposes of this sentence only, as defined in the Original Credit Agreement).

“Available Credit” means, at any particular time with respect to the Credit Facility, the amount, if any, by which the Credit Limit at such time exceeds the amount of credit outstanding under the Credit Facility at such time.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.11(e).

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Banking Day” means any day that is not (a) a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Toronto, Ontario, (b) a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Montréal, Québec, or (c) in the case of any U.S. Dollar-denominated Loan, any other statutory holiday in New York, New York, or (d) in the case of Term Benchmark Loans, any U.S. Government Securities Business Day.

“Base Rate” means, at any particular time, the variable rate of interest per annum calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum and (b) the Base Rate Canada at such time.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 days (or 366 days in the case of a leap year). If at any time the Base Rate Canada is less than zero, the Base Rate Canada shall be deemed to be equal to zero.

“Base Rate Loan” means monies lent by the Lenders to the Borrower hereunder and upon which interest accrues at a rate referable to the Base Rate.

“Basel III” means the comprehensive set of voluntary reform measures, developed by the Basel Committee on Banking Supervision, which establishes a regulatory framework on bank capital adequacy, stress testing and market liquidity risk.

“Benchmark” means, initially, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 3.11.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)	the sum of (i) Daily Simple SOFR and (ii) 0.10% (10 basis points); or

(b)	the sum of (i) the alternate benchmark rate that has been selected by the Administrative Agent and a Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this agreement and the other Credit Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrowers giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(i)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(ii)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any other Credit Document in accordance with Section 3.11 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any other Credit Document in accordance with Section 3.11.

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Branch of Account” means the branch or office of the Administrative Agent as designated by the Administrative Agent in writing to the Borrowers, or such other branch of the Administrative Agent located in Canada or in the United States, as the case may be, as the Borrowers and the Administrative Agent may agree upon.

“Buyback Exercise” means any sale or other reduction of all or any portion of an Obligor’s economic interest under a Transaction Document to, or in favour of, the counterparty to such Transaction Document, (including by way of a step-down in stream percentage) provided the sale or reduction terms were contained in the subject Transaction Document as in effect at the time originally entered into.

“Canadian DB Pension Plan” means a Canadian Pension Plan with a “defined benefit provision” as such term is defined in the Tax Act.

“Canadian Dollars” means the lawful currency of Canada.

“Canadian Pension Plan” means a pension plan established, maintained or contributed to by any Obligor for such Obligor’s Canadian employees or former employees and that is a “registered pension plan” as such term is defined in the Tax Act, other than a pension plan established by statute.

“Capital Lease” means a lease that would, in accordance with GAAP, be treated as a balance sheet liability (other than a lease that would, in accordance with GAAP in force immediately prior to the Closing Date be treated as an operating lease). All leases of any Person that are or would be characterized as operating leases in accordance with GAAP immediately prior to the Closing Date (whether or not such operating leases were in effect on such date) shall continue to be accounted for as operating leases (and not as Capital Leases) for all purposes of this agreement (except that financial statements delivered pursuant to Section 11.1(b) shall reflect such operating leases in accordance with GAAP as in effect at the time of such delivery) regardless of any change in GAAP following the date that would otherwise require such leases to be recharacterized as Capital Leases.

“Cash” means, with respect to an Obligor, its cash and Cash Equivalents determined on a consolidated basis.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States (or any state) or Canadian (or any provincial) governments or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of $500,000,000 (or the Exchange Equivalent thereof), (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated A1 or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition.

“Cash Management Agreements” means any cash management agreement (including any mirror netting agreement and any credit card agreement) which an Obligor enters into in the ordinary course of business with a Qualified Cash Management Lender.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in United States dollars.

“Cerro Lindo Agreement” means the metal purchase and sale agreement dated as of December 20, 2016 between TF Bermuda, Milpo UK Limited and Compania Minera Milpo S.A.A.

“Change in Law” means the occurrence, after the date of this agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Official Body or (c) the making or issuance of any Applicable Law by any Official Body.

“Change of Control” means a Change of Control in TFPM or a Change of Control in TF Bermuda, as the context so requires.

“Change of Control in TF Bermuda” means and shall be deemed to have occurred if any Person other than TFPM or a wholly-owned Subsidiary thereof owns any Shares of TF Bermuda.

“Change of Control in TFPM” means (i) the ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons acting jointly or otherwise in concert (other than the Elliott Group), of Voting Shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity of TFPM; (ii) the occupation of a majority of the seats (other than vacant seats) on the board of directors of TFPM by Persons who were neither (i) nominated by the board of directors of TFPM nor (ii) appointed by directors so nominated; or (iii) the direct or indirect Control of TFPM by any Person or group of Persons acting jointly or otherwise in concert (as contemplated by the Securities Act (Ontario)).

“Closing Certificate” of a particular Obligor means a certificate of a senior officer or duly appointed and authorized senior manager or director of such Obligor addressed to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, acting reasonably, and certifying (a) the truth and correctness of attached copies of the articles of incorporation and by-laws of such Obligor (or the equivalent in the jurisdiction of formation of the Obligor) and the resolution of the board of directors of such Obligor (or the equivalent in the jurisdiction of formation of the Obligor) authorizing it to execute, deliver and perform its obligations under the Credit Documents to which it is a party, (b) specimen signatures of the individuals authorized to sign Credit Documents on behalf of such Obligor that have actually done so, and (c) in the case of the Closing Certificate of each Borrower delivered on the Closing Date, that no Default has occurred and is continuing or would arise immediately after or as a result of this agreement becoming effective.

“Closing Date” means the date on which the last condition precedent to the effectiveness of this agreement pursuant to Section 12.1 is satisfied or waived.

“Co-Lead Arrangers” means National Bank Financial Inc., The Bank of Nova Scotia and Canadian Imperial Bank of Commerce in their capacities as co-lead arrangers of the Credit Facility.

“Code” means the Internal Revenue Code of 1986 of the United States, as amended from time to time, and any successor statute.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Commodity Purchase Contracts” means the metal purchase contracts entered into or acquired from time to time by any Obligor pursuant to which the relevant Obligor has the right to purchase a metal stream from a mine (or based in reference to the production from a particular mine) located in a Permitted Jurisdiction or otherwise as acquired pursuant to a Permitted Acquisition, and “Commodity Purchase Contract” means any of the Commodity Purchase Contracts.

“Compliance Certificate” means a compliance certificate, in the form attached as Schedule B and signed by a senior financial officer or duly appointed and authorized senior manager or director of each Borrower.

“Confirmation” means the confirmation dated the date hereof, entered into by each Obligor party thereto in favour of the Administrative Agent and each other Finance Party.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR Rate or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Banking Day,” the definition of “U.S. Government Securities Business Day”, the definition of “Interest Period” or any similar or analogous definition (including the addition of a concept of “interest period”), the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this agreement and the other Credit Documents).

“Consent Agreement” means an agreement in respect of a Material Transaction Document in form and substance satisfactory to the Administrative Agent (acting reasonably) entered into among the Administrative Agent and the Obligor and counterparty party to such Material Transaction Document pursuant to which, inter alia, such counterparty acknowledges and consents to a collateral assignment of rights therein by the applicable Obligor to the Administrative Agent (to the extent the provisions of such Material Transaction Document prohibit a collateral assignment of rights therein by the applicable Obligor).

“Consolidated Total Assets” means, on any particular date, the value of the TFPM’s consolidated total assets, as such amounts would appear on a consolidated balance sheet of TFPM prepared as of the last day of the most recently completed Fiscal Quarter in accordance with GAAP.

“Consolidated Total Revenue” means, on any particular date, the value of the TFPM’ consolidated total revenues, as such amounts would appear on a consolidated income statement of TFPM prepared as of the last day of the most recently completed Fiscal Quarter in accordance with GAAP.

“Consolidated Unrestricted Cash” means, at any particular time, all of the Obligors’ Cash which (i) is not listed on the unconsolidated balance sheet of the applicable Obligor as restricted cash (or other designation of similar effect), (ii) is on deposit with a Lender and (iii) constitutes a Secured Asset.

“Contributing Lender” shall have the meaning ascribed thereto in Section 3.3.

“Control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting equity, by contract or otherwise and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.2.

“Corporate Reorganization” means any change in the legal existence of any Obligor by way of amalgamation, merger, winding up, dissolution, continuance or plan of arrangement, or similar proceeding or arrangement provided such change does not involve any Person other than the Obligors.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Credit Documents” means this agreement, the Confirmation, the Guarantees, the Fee Letters, the Security Documents, the Assignment Agreement, the Perfection Certificates, any Intercreditor Agreement and all instruments, officer certificates, confidentiality agreements and other agreements, executed and delivered by any one or more of the Obligors (or an officer thereof in such capacity) in favour of the Finance Parties (or the Administrative Agent on behalf of such Finance Parties) from time to time in connection with this agreement or any other Credit Document, but specifically excluding Secured Risk Management Agreements and the Cash Management Agreements.

“Credit Facility” has the meaning ascribed thereto in Section 2.1.

“Credit Facility Termination Date” means the date on which all Secured Obligations of the Borrowers under or in connection with the Credit Facility have been permanently paid in full and the Lenders have no commitment to provide credit to the Borrowers under or in connection with the Credit Facility.

“Credit Limit” means $500,000,000 (as such amount may be (i) reduced pursuant to Section 2.3 or (ii) increased pursuant to Section 2.4).

“Credit Parties” means the Administrative Agent and the Lenders.

“Daily Simple SOFR” means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has notified the Administrative Agent that such Lender does not intend to fund its commitments hereunder except in connection with an assertion by such Lender that the conditions to funding are not met, (d) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, or (e) is, or has a direct or indirect parent that is, subject to any Bail-In Action.

“Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the net amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof. If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Derivative Exposure”.

“Designated Account” means (i) the account maintained by the Administrative Agent at the Branch of Account, and (ii) the United States dollar account numbered 4451430513 maintained by TF Bermuda at Bank of America, N.A., in each case, for the purposes of transactions by each Borrower under the Credit Facility and “Designated Account” means any one of the Designated Accounts.

“Disposition” shall mean any sale, Sale Leaseback, Buyback Exercise, absolute assignment, transfer, conveyance, lease, license or other disposition of any nature or kind whatsoever of any property or of any right, title or interest in or to any property, and the verb “Dispose” shall have a correlative meaning; provided that the substitution for, or replacement of, one Transaction Document with a Permitted Replacement Transaction Document shall not constitute a Disposition.

“Distribution” means:

(a)	the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares of a Borrower, other than a dividend declared, paid or set aside for payment by a Borrower which is payable in Shares of a Borrower;

(b)	the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares of an Obligor or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares of an Obligor, including options, warrants, conversion or exchange privileges and similar rights;

(c)	the payment of interest or the repayment of principal with respect to any Indebtedness of an Obligor which is subordinated or postponed to the Secured Obligations including, for the avoidance of doubt, Subordinated Intercorporate Debt; and

(d)	the payment of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to:

(i)	any Affiliate of a Borrower (other than an Obligor);

(ii)	or any Affiliate of such Person referenced in (i), above; or

(iii)	any director or officer of such Person or any Affiliate of such Person referenced in (i) or (ii), above (but excluding ordinary course wages, payments made in connection with long-term incentive plans and bonuses, in each case in accordance with practice prior to the Closing Date).

For greater certainty, the conversion or contribution of Indebtedness owing by an Obligor into equity or additional capital, or the capitalization of interest on such Indebtedness, is not a Distribution.

“Distribution Conditions” means no Default or Event of Default exists at the time of payment of a Distribution by an Obligor nor would arise immediately thereafter.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any particular period, Net Income for such period:

(a)	plus (to the extent otherwise deducted) all taxes on income for such Fiscal Quarter, whether current or deferred and net of any incentive or similar tax credits;

(b)	plus (to the extent otherwise deducted), the gross proceeds tax and the other revenue-based taxes to an Official Body for such Fiscal Quarter;

(c)	plus (to the extent otherwise deducted) Interest Expenses for such Fiscal Quarter;

(d)	plus (to the extent otherwise deducted) any extraordinary or unusual or non-recurring expenses and losses and unrealized (non-cash) expenses and losses for such Fiscal Quarter;

(e)	plus (to the extent otherwise deducted) any loss against book value or reserves incurred on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter or any discontinued operations;

(f)	plus (to the extent otherwise deducted) the collective, depreciation, depletion, impairment and amortization expense during such Fiscal Quarter;

(g)	plus (to the extent otherwise deducted) other non-cash items deducted in calculating Net Income (including non-cash stock expenses relating to stock-based compensation and unrealized losses incurred in connection with Risk Management Agreements) during such Fiscal Quarter;

(h)	plus (to the extent otherwise deducted) any losses from operations held for sale and any foreign exchange losses during such Fiscal Quarter;

(i)	minus (to the extent otherwise included) any extraordinary or unusual or non-recurring income and gains and unrealized (non-cash) income and gains for such Fiscal Quarter;

(j)	minus (to the extent otherwise included) any gain over book value or reserves incurred on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter or any discontinued operations;

(k)	minus (to the extent otherwise included) any gains from operations held for sale and any foreign exchange gains during such Fiscal Quarter; and

(l)	minus (to the extent otherwise included) Interest Income for such Fiscal Quarter;

(m)	minus (to the extent otherwise included) any unrealized gains incurred in connection with Risk Management Agreements during such Fiscal Quarter;

provided that:

(n)	in respect of (i) each Person which has become a Subsidiary in such Fiscal Quarter, or (ii) an Acquisition of assets in such Fiscal Quarter (including, for greater certainty, by way of entry into a Transaction Document), EBITDA shall be determined as if (A) such Person had been a Subsidiary during the entire such Fiscal Quarter plus the immediately preceding three Fiscal Quarters (the “Rolling Period”), or (B) such EBITDA producing assets had been possessed by such Person during the entire such Rolling Period, as applicable; and

(o)	in respect of (i) each Person which has ceased to be a Subsidiary in such Fiscal Quarter, or (ii) a disposition or sale of assets during such Fiscal Quarter (including, for greater certainty, the Disposition or termination of a Transaction Document), EBITDA shall be determined as if (A) such Person had not been a Subsidiary during the entire such Rolling Period, or (B) such EBITDA producing assets had not been possessed by such Person during the entire such Rolling Period, as applicable.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Eligible Assignee” means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund and (d) any other Person (other than a natural person), in each case, other than a Defaulting Lender, in respect of which the consent of any party whose consent is required by Section 16.5(c) has been obtained.

“Elliott Group” means (i) Elliott International, L.P. an exempted limited partnership established under the laws of the Cayman Islands, (ii) Elliott International Limited, an exempted company incorporated under the laws of the of the Cayman Islands, (iii) Elliott Associates, L.P. is a private limited partnership organized in Delaware, (iv) Triple Flag Mining Elliott and Management Co-Invest LP, a limited partnership established under the laws of the Ontario, (v) the general partners and managers of the foregoing and each of their direct and indirect related and controlled entities, and (vi) Elliott Management Corporation.

“Enforcement Date” means:

(a)	at all times prior to the Credit Facility Termination Date, the date on which the Administrative Agent notifies the Borrowers, pursuant to Section 13.1, that all Indebtedness of the Borrowers to the Lenders hereunder has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 13.1, whichever occurs first; or

(b)	on and at all times after the Credit Facility Termination Date, the date on which a Finance Party notifies an Obligor that all indebtedness of such Obligor to such Finance Party under the relevant Finance Document has become immediately due and payable or on which such indebtedness automatically becomes due and payable, whichever occurs first.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental and Social Laws” means any Applicable Law which relates to (A) the pollution or protection of the Environment, (B) the conditions of the workplace, (C) the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment including any Hazardous Materials, (D) indigenous peoples, (E) cultural heritage or (F) resettlement or economic displacement of persons.

“Equity” means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of a Borrower at such time as shareholders’ equity of a Borrower.

“Erroneous Payment” shall have the meaning ascribed thereto in Section 16.15.

“Erroneous Payment Notice” shall have the meaning ascribed thereto in Section 16.15.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any date of determination, with reference to any amount expressed in one currency, the amount of another applicable currency required to purchase such amount in the first currency on such date either (i) in the case of any amount derived directly or indirectly from any financial statements of a Borrower, the exchange rate used to convert from one currency to another, as applicable, in the preparation of such financial statements, and (ii) in all other cases, the spot rate of exchange for converting from one currency to another quoted by the Bank of Canada at approximately 4:30 p.m. (Toronto time) on the date before the effective date of such conversion.

“Excluded Taxes” means, with respect to any Finance Party or any other recipient of any payment to be made by or on account of any obligation of the Borrowers under any Finance Document:

(a)	taxes imposed on or measured by its net income or capital, and franchise taxes imposed on it (in lieu of net income taxes); (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, or (ii) that are Other Connection Taxes;

(b)	any U.S. federal withholding taxes imposed under FATCA; and

(c)	Taxes attributable to such Finance Party’s failure to comply with Section 8.7(f).

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.20.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“FATCA” shall mean (i) Sections 1471 through 1474 of the US Internal Revenue Code, (ii) any regulations promulgated thereunder, official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the US Internal Revenue Code, and (iii) any intergovernmental agreements (or related legislation or official administrative rules or practices) implementing the foregoing, in each case, in existence as of the date of this agreement, or any amended or successor version that is substantively comparable and not materially more onerous to comply with.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by the Administrative Agent. If at any time the Federal Funds Effective Rate is less than zero, the Federal Funds Effective Rate shall be deemed to be equal to zero.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Fee Letter” means the agency fee letter dated July 27, 2018 entered into between National Bank of Canada and TF Bermuda, as assigned to TFPM pursuant to the Assignment Agreement.

“Finance Documents” means, collectively, the Credit Documents, the Secured Risk Management Agreements and the Cash Management Agreements.

“Finance Parties” means, collectively, the Credit Parties, the Qualified Cash Management Lenders and the Qualified Risk Management Lenders.

“Fiscal Quarter” means any of the three month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve month period ending on the last day of December in each year.

“Floor” means the benchmark rate floor, if any, provided in this agreement initially (as of the execution of this agreement, the modification, amendment or renewal of this agreement or otherwise) with respect to the Adjusted Term SOFR Rate. For the avoidance of doubt the initial Floor for the Adjusted Term SOFR Rate shall be 0%.

“generally accepted accounting principles” or “GAAP” means IFRS generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants.

“Guarantees” means, collectively, (x) the guarantee by the Borrowers in Article 15 hereof and (y) each guarantee entered into or to be to be entered into by each other Guarantor in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Lenders, including without limitation those guarantees described in Schedule I hereto and pursuant to which each Obligor shall guarantee all of the Secured Obligations of each other Obligor and “Guarantee” means any one of the Guarantees.

“Guarantors” means all present and future Subsidiaries of the Borrowers, other than the Immaterial Subsidiaries.

“Hazardous Materials” means any waste or other substance that is hazardous, radioactive, toxic, a pollutant or a contaminant, or that is regulated, listed, defined, designated, or classified, or otherwise determined to be, as such under or pursuant to any Environmental and Social Laws, including any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes thereof and asbestos or asbestos-containing materials.

“IFRS” means, at any given date, International Financial Reporting Standards, which include standards and interpretations adopted by the International Accounting Standards Board, applied on a consistent basis.

“Immaterial Subsidiary” means, at any particular time, each direct or indirect Subsidiary of a Borrower that, together with all other Immaterial Subsidiaries, accounts for less than 10% of Consolidated Total Assets and less than 10% of Consolidated Total Revenue at such time.

“Indebtedness” of any Person means, without duplication,

(i)	indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than (a) the purchase price per ounce, pound or tonne (or other unit of measurement) for metals in any Transaction Document (provided, however payment obligations on account of all or a portion of a deferred upfront or initial payment under a Transaction Document shall constitute Indebtedness to the extent recorded as such on the balance sheet of the relevant Person in accordance with GAAP) and (b) any current accounts incurred in the ordinary course of business and payable in accordance with customary practices,

(ii)	other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument,

(iii)	obligations of such Person under any Capital Lease,

(iv)	all obligations of such Person, contingent or otherwise, under bankers’ acceptances,

(v)	all obligations of such Person, contingent or otherwise, under letters of credit, bank guarantees and surety bonds (other than letters of credit, bank guarantees and surety bonds issued in support of current accounts payable, bids, tenders, trade contracts, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business),

(vi)	to the extent accelerated, the Out-of-the-Money Derivative Exposure of such Person, and

(vii)	the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v) (for greater certainty, the contingent obligations assuring payment of any Out-of-the-Money Derivative Exposure will only be treated as Indebtedness if such Out-of-the-Money Derivative Exposure has in fact been accelerated).

Indebtedness for purposes of calculating Net Debt/EBITDA Ratio shall not include any Indebtedness under clause (iv) above (other than any Secured Obligations) that is cash collateralized.

“Indemnified Liabilities” has the meaning ascribed to such term in Section 8.6(a) or Section 8.6(b), as applicable.

“Indemnified Taxes” means, Taxes other than Excluded Taxes.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to, as applicable, Sections 2.3, 8.4 and 16.5 as the individual commitment of such Lender with respect to the Credit Facility, provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each relevant Lender with respect to the Credit Facility shall thereafter be equal to the Individual Commitment of such Lender under the Credit Facility immediately prior to the termination of the Credit Facility.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to any Obligor and used in or necessary to the operation of its business.

“Intercreditor Agreement” means an intercreditor agreement in the form attached hereto as Schedule L.

“Interest Expenses” means, for any particular period, the amount which would in accordance with generally accepted accounting principles, be classified on the consolidated income statement of TFPM for such period as gross interest expenses (provided, (i) with respect to any interest attributable to leases, that only the interest attributable to Capital Leases shall be Interest Expense and (ii) interest attributable to the Subordinated Intercorporate Debt shall not constitute Interest Expense).

“Interest Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of TFPM for such period as interest accrued due to TFPM and the other Obligors during such period.

“Interest Payment Date” means, in the case of interest on Term Benchmark Loans, the last day of each Interest Period applicable to such Loan; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period, and the Maturity Date.

“Interest Period” means, with respect to any Term Benchmark Loan, the period commencing on the date of such Term Benchmark Loan and ending on the numerically corresponding day in the calendar month that is one month, three months or six months thereafter (in each case, subject to the availability thereof), as the Borrowers may elect; provided, that (i) if any Interest Period would end on a day other than a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Banking Day, (ii) any Interest Period that commences on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Banking Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (e) of Section 3.13 shall be available for specification in any request for a Term Benchmark Loan or continuation of, or conversion into, a Term Benchmark Loan. For purposes hereof, the date of a Term Benchmark Loan initially shall be the date on which such Term Benchmark Loan is made and thereafter shall be the effective date of the most recent conversion or continuation of such Term Benchmark Loan.

“Interest Service Coverage Ratio” means, for any particular period, the ratio of (i) Rolling EBITDA for such period to (ii) Rolling Interest Service for such period.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities (including warrants or options) of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures.

“Judgment Conversion Date” shall have the meaning ascribed thereto in Section 16.7(a)(ii).

“Judgment Currency” shall have the meaning ascribed thereto in Section 16.7.

“Knowledge of the Borrower” means, at any particular time, the conscious knowledge of the senior management of each Borrower.

“Lenders” means the individual financial institutions set out and described in Schedule A, as amended from time to time, and “Lender” means any of the Lenders. After the Credit Facility Termination Date, “Lender” shall mean each Person that was a Lender immediately prior to the Credit Facility Termination Date but only for so long as such Person is a Qualified Cash Management Lender or Qualified Risk Management Lender.

“Level” means a level set out in the first column of the table contained in Schedule H corresponding to the range within which the Net Debt/EBITDA Ratio as of any Fiscal Quarter end falls.

“Lien” means (i) any right of set-off intended to secure the payment or performance of an obligation, (ii) any interest in property created by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, title retention, Capital Lease, sale-lease-back transaction, or discount, factoring or securitization arrangement on recourse terms, (iii) any statutory deemed trust or lien, (iv) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance, in each case, which binds property and (v) any agreement to grant any of the foregoing rights or interests described in clauses (i) to (iv) of this definition.

“Loans” means Base Rate Loans and Term Benchmark Loans.

“Majority Lenders” means:

(a)	such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments with respect to the Credit Facility aggregate at least two thirds of the Total Commitment Amount at such time and, at any particular time after the termination of the Credit Facility pursuant to Section 2.4 until the Credit Facility Termination Date, such group of Lenders which have, in the aggregate, extended credit which is outstanding under the Credit Facility in an amount at least two thirds of the aggregate amount of credit outstanding under the Credit Facility at such time after giving effect to all necessary adjustments pursuant to Section 14.16; and

(b)	at any particular time after the Credit Facility Termination Date, such group of Finance Parties which have aggregate Exposure in an amount at least two thirds of the aggregate Exposure of all of the Finance Parties at such time.

Notwithstanding the foregoing, the unfunded Individual Commitment of, and the outstanding extensions of credit held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which has had or is reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(a)	the business, property, assets, liabilities or condition (financial or otherwise) of the Borrowers and its’ Subsidiaries taken as a whole;

(b)	the ability of the Obligors, taken as a whole, to perform the obligations under the Credit Documents; or

(c)	the ability of the Administrative Agent or any Lender to enforce its rights under any Credit Document.

Notwithstanding the foregoing, normal course adverse price fluctuations in the commodity markets and other changes of a financial nature in markets or industries in which the Obligors operate, shall not be deemed to constitute, or taken into account when determining, a Material Adverse Effect.

“Material Agreements” means (i) the Material Transaction Documents, (ii) those contracts set forth as such in the Perfection Certificates and (iii) any other contract to which an Obligor is a party, for which there is no readily available substitute, and the breach or termination of which could reasonably be expected to result in a Material Adverse Change and “Material Agreement” means any of the Material Agreements.

“Material Transaction Documents” means, at any time, (i) those five Transaction Documents having the greatest NAV at such time and (ii) each Transaction Document executed and delivered by an Obligor at any time after May 1, 2023 (and not, for the avoidance of doubt, a Transaction Document which was entered into by a Person other than a Borrower or its Affiliates which was subsequently acquired by an Obligor (whether by asset purchase or share purchase transaction)), and a “Material Transaction Document” means any one of them.

“Maturity Date” means August 30, 2026, as the same may be extended pursuant to Section 2.7.

“Metals Indebtedness” means overdraft or margin Indebtedness owing to a financial institution at which an Obligor maintains a metals or bullion account (whether physical or electronic).

“Metals Lien” means a Lien securing Metals Indebtedness over (i) metals and bullion accounts held with the financial institution to which such Metals Indebtedness is owed, and (ii) all cash, bullion and metals (whether physical or by way of electronic credit) on deposit therein.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“NAV” means, at any time with respect to a Commodity Purchase Contract or Royalty Agreement, the total of the discounted present value of the expected after tax payments due to be made thereunder to the applicable Obligor, as determined by the Borrowers based on reasonable assumptions and forecasts as may be necessary to make such calculation in respect of a Commodity Purchase Contract or Royalty Agreement, including with respect to the applicable discount rates to be applied.

“Net Disposition Proceeds” means, with respect to any Disposition, the gross proceeds received by or on behalf of an Obligor in respect of such Disposition less the sum of (i) the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of the Obligor in connection with such Disposition and (ii) reasonable and customary fees, commissions, expenses, issuance costs, deductibles, discounts and other costs paid by or on behalf of the Obligor in connection with such Disposition.

“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles but subject to the following sentence, be classified on the consolidated income statement of TFPM for such period as the net income of TFPM. Net Income, for the purposes of this agreement (including, for the avoidance of doubt, the calculation of EBITDA and Rolling EBITDA), shall not include any historic income attributable to any Transaction Document which has been (i) Disposed, (ii) terminated or cancelled prior to its stated maturity or (iii) declared invalid or unenforceable by a court of competent jurisdiction.

“Net Debt/EBITDA Ratio” means, at any particular time, the ratio of (i) Net Indebtedness at such time, to (ii) Rolling EBITDA for the most recently completed Rolling Period.

“Net Indebtedness” means, at any particular time, the Total Indebtedness at such time minus the Consolidated Unrestricted Cash at such time.

“Non-U.S./Can. Plan” shall mean any plan, fund or other similar program that (a) is established or maintained outside the United States of America or Canada by any of the Obligors primarily for the benefit of employees of such member residing outside the United States of America or Canada, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (b) is not subject to ERISA. the Code or the Tax Act.

“Obligors” means the Borrowers and the Guarantors and “Obligor” means any one of the Obligors, and expressly excludes the Immaterial Subsidiaries.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Official Body” means any supra-national (such as the European Union and the European Central Bank), national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Other Connection Taxes” shall mean, with respect to any Finance Party, or any other recipient of any payment to be made by or on account of the Borrowers under any Finance Document, Taxes imposed as a result of a present or former connection between such person and the jurisdiction imposing such Tax (other than connections arising from such person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Finance Document, or sold or assigned an interest in any Accommodation or Finance Document).

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Finance Document or from the execution, delivery or enforcement of, or otherwise with respect to, this agreement or any other Finance Document and the transactions contemplated thereby.

“Out-of-the-Money Derivative Exposure” has the meaning given to it in the definition of “Derivative Exposure”.

“Participant” shall have the meaning ascribed thereto pursuant to Section 16.5.

“Party” means a party to this agreement.

“Perfection Certificate” means, in respect of each Obligor, the certificate of a senior officer of each Borrower, addressed to the Administrative Agent, in form and substance satisfactory to the Lenders and pursuant to which certain factual matters relating to each such Obligor and the Secured Assets of each such Obligor are certified true and correct, together with all schedules and exhibits attached thereto or referred to therein, as the same may be updated from time to time pursuant to Section 11.1(b).

“Permitted Acquisition” means any Acquisition with respect to which:

(a)	the business of the entity being acquired is, (in the case of an Acquisition of Shares) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) a business engaged in the purchase and sale of precious or base metals and/or the purchase and sale of streams or royalties of precious or base metals, together with any other business reasonably ancillary thereto;

(b)	no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition;

(c)	the financial covenants set out in Sections 11.1(m) and 11.1(l)(n) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition;

(d)	in the case of any Acquisition of assets, (i) at least 95% of the allocated fair market value of the acquired assets are located in a Permitted Jurisdiction and otherwise none of the acquired assets are located in a country or territory that is the subject of Sanctions or, (ii) in the case of an Acquisition by way of a Commodity Purchase Contract or Royalty Agreement, the mine or mining project from which metal is purchased or referenced pursuant to such Commodity Purchase Contract or from which a royalty is derived pursuant to such Royalty Agreement is located in a Permitted Jurisdiction; or

(e)	in the case of any Acquisition of Shares, (i) the subject target and each of its Subsidiaries is incorporated or otherwise formed under the laws of a Permitted Jurisdiction, (ii) at least 95% of the allocated fair market value of assets of the subject target and each of its Subsidiaries are located in a Permitted Jurisdiction and (iii) none of the assets of the subject target and its Subsidiaries are located in a country subject to Sanctions (it being understood that, for conflict of law purposes under the PPSA, a Transaction Document is located in the jurisdiction of the Target or its Subsidiary, as applicable).

“Permitted Dispositions” means any one or more of the following:

(a)	[intentionally omitted];

(b)	[intentionally omitted];

(c)	a Disposition by way of Buyback Exercise;

(d)	Dispositions of publicly-traded securities Disposed of for their fair market value;

(e)	Dispositions of assets owned by one Obligor to another Obligor provided such disposed assets remain subject to the Security to the extent same were subject to the Security prior to the subject Disposition;

(f)	commodity sales in the ordinary course of business, whether pursuant to a Permitted Risk Management Agreement or otherwise;

(g)	Syndication Dispositions;

(h)	other Dispositions not otherwise referenced in this definition where the aggregate Net Disposition Proceeds thereof in any Fiscal Year do not exceed [REDACTED – percentage rate deleted]% of the Tangible Net Worth on January 1 of such Fiscal Year; and

(i)	any Disposition made pursuant to a Distribution permitted hereunder;

further provided that a Disposition will be deemed not to be a Permitted Disposition if a Default or Event of Default has occurred and is continuing at the time of such Disposition or would arise immediately after such Disposition as a result thereof. For the avoidance of doubt, a Restricted Forward Sale Transaction shall not constitute a commodity sale transaction in the ordinary course of business for the purposes hereof.

“Permitted Indebtedness” means any one or more of the following:

(a)	the Secured Obligations;

(b)	Indebtedness of the Obligors arising and outstanding under Capital Leases and Purchase Money Indebtedness; provided that, at any particular time, the aggregate amount of such outstanding Indebtedness attributable to Capital Leases does not exceed $[REDACTED – dollar amount deleted] or the Exchange Equivalent thereof;

(c)	Indebtedness owing under any Transaction Document;

(d)	unsecured Indebtedness owed by one Obligor to another Obligor;

(e)	Indebtedness in respect of bonds, letters of credit or bank guarantees in favour of an insurer or shipper of any inventory or any Official Body when required by such insurer or shipper or Official Body in connection with the operations of any Subsidiary of a Borrower, all incurred in the ordinary course of business;

(f)	Guarantees by any Obligor of Permitted Indebtedness of any other Obligor;

(g)	Indebtedness with respect to credit cards (other than pursuant to Cash Management Agreements) not exceeding $[REDACTED – dollar amount deleted] at any time;

(h)	Subordinated Intercorporate Debt;

(i)	Indebtedness pursuant to Permitted Risk Management Agreements; and

(j)	Metals Indebtedness in an aggregate principal amount not exceeding U.S.$[REDACTED – dollar amount deleted] at any time.

“Permitted Investments” means any one or more of the following:

(a)	Investments existing as at the Closing Date (for the purposes of this paragraph (a) only, as such term is defined in the Existing Credit Agreement);

(b)	Investments in Cash and/or Cash Equivalents;

(c)	Investments in Obligors;

(d)	Investments by any Obligor in any counterparty to a Commodity Purchase Contract or Royalty Agreement (or in an Affiliate of any such counterparty);

(e)	Investments in Immaterial Subsidiaries in an aggregate amount per Fiscal Year not exceeding $[REDACTED – dollar amount deleted]; and

(f)	Investments acquired by way of a Permitted Acquisition;

provided, in each case, no Default or Event of Default exists at the time of making any such Investment or would arise as a result thereof.

“Permitted Jurisdictions” means all jurisdictions other than Venezuela, Haiti, Cuba, Iran, Iraq, Syria, Libya, Yemen, Somalia, Tajikistan, Turkmenistan, Russia, Belarus, Sudan, South Sudan, North Korea, Pakistan, Afghanistan, Myanmar, Uzbekistan, Equatorial Guinea, Burundi, Democratic Republic of the Congo, Chad, Nigeria, Angola or the Crimea, Luhansk, Donetsk, Kherson or Zaporizhzhia regions of Ukraine and otherwise any country or a jurisdiction subject to economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the Canadian government, the U.S. government (including those administered by the Office of Foreign Assets Control of the U.S. Department of Treasury or the U.S. Department of State), the United Nations, the European Union or the United Kingdom.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Obligors:

(a)	the Security and any Lien permitted pursuant to the Finance Documents;

(b)	Liens for Taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c)	carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of Applicable Law, arising in the ordinary course of business and securing amounts (i) which are not overdue for a period of more than 30 days, or (ii) which are being contested in good faith and by appropriate proceedings and, during such period during which amounts are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Obligor, provided that such Obligor shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

(d)	undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation;

(e)	attachments, judgments and other similar Liens arising in connection with court proceedings; provided, however, that the Liens are in existence for less than 10 days after their creation or the execution or other enforcement of the Liens is effectively stayed or the claims so secured are being actively contested in good faith and by proper legal proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(f)	Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(g)	restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other persons;

(h)	the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(i)	the Lien resulting from the deposit of cash or securities (i) in connection with contracts (other than, for certainty, Transaction Documents), tenders or expropriation proceedings, or (ii) to secure workers’ compensation, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(j)	Liens on Cash and Cash Equivalents in an amount not exceeding, at any particular time, $[REDACTED – dollar amount deleted] or the Exchange Equivalent thereof, as collateral security for letters of credit, bonds or bank guarantees in favour an insurer or shipper of any inventory or any Official Body in connection with the operations of any Obligor, all in the ordinary course of business;

(k)	the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Official Body;

(l)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(m)	servicing agreements, development agreements, site plan agreements, subdivision agreements, and agreements with Official Bodies pertaining to the use or development of any of the assets of an Obligor, provided same are complied with and do not reduce the value of the assets of an Obligor or materially interfere with the use of such assets in the operation of the business of an Obligor;

(n)	Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to processing or warehousing arrangements entered into in the ordinary course and upon arm’s length terms, securing the payment of an Obligor’s portion of the fees, costs and expenses attributable to the processing or warehousing of such minerals under any such warehousing or processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due;

(o)	applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(p)	Liens securing appeal bonds and other similar Liens arising in connection with court proceedings (including surety bonds, security for costs of litigation where required by Applicable Law and letters of credit) or any other instruments serving a similar purpose;

(q)	Liens securing Indebtedness under clause (b) of the definition of Permitted Indebtedness (for the avoidance of doubt such Liens shall only be permitted on the assets financed pursuant to such Capital Leases and/or Purchase Money Indebtedness, as the case may be);

(r)	Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to, or in respect of, a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of any Obligor’s portion of the fees, costs and expenses attributable to the processing or refining of such minerals under any such processing or refining arrangement or other obligations of an Obligor under such arrangement, but only insofar as such Liens relate to obligations which are at such time not past due;

(s)	Metals Liens;

(t)	Liens and rights of set-off granted under any metals clearing arrangement; and

(u)	the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

“Permitted Reorganization” means any Corporate Reorganization in respect of an Obligor notice of which (and reasonable details thereof) has been provided by the Borrowers to the Administrative Agent in writing not later than ten Banking Days before its proposed completion date, and which notice includes (A) a certification that the completion of the Corporate Reorganization will not have a Material Adverse Effect and (B) the Borrowers’ covenant to deliver or cause to be delivered to the Administrative Agent contemporaneously with the completion of such Corporate Reorganization (or such later date as may be agreed by the Administrative Agent on the instructions of the Majority Lenders), any Credit Documents and/or amendments thereto, certificates and other things as the Administrative Agent may reasonably request to ensure the completion of such Corporate Reorganization shall not adversely affect any rights of any Finance Party under any Finance Document together with customary legal opinions as the Administrative Agent may reasonably request in respect of such Credit Documents and/or amendments thereto, and (C) certifying that no Default or Event of Default has occurred and is outstanding at the time of the completion of the Corporate Reorganization or would arise immediately upon giving effect thereto provided no liquidation, winding up, dissolution, bankruptcy or insolvency proceeding or compromise of debts of any Obligor shall constitute a “Permitted Reorganization”.

“Permitted Replacement Transaction Document” means, with respect to a Transaction Document, another Transaction Document that serves to replace and increase the collective economic exposure of the Obligors to the mine or project in question on terms that, in the aggregate, are no less favourable than those of the first Transaction Document, as determined by the Borrowers acting reasonably.

“Permitted Risk Management Agreement” means (a) a Secured Risk Management Agreement or (b) a Risk Management Agreement entered into by an Obligor with any Person, in each case (i) that has not been entered into for speculative purposes nor on a margined basis, (ii) which does not constitute a Restricted Forward Sale Transaction and (iii) which requires settlement or delivery at the original maturity date thereof.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Pledged Entities” means those Obligors other than TFPM whose Shares are, or are required to be, pledged as Security to the Administrative Agent pursuant to the Security Documents being, as of the date of this agreement, TF Bermuda, TF Royalty and TF Australia.

“PPSA” means the Personal Property Security Act (Ontario), as amended.

“Prepayment Disposition” shall mean any Disposition described in clauses (c), (d) and (h) of the definition of “Permitted Disposition”.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.3.

“Pro Rata Share” means the ratio of the Individual Commitment of such Lender with respect to the Credit Facility at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to the Credit Facility at such time.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from any Obligor pursuant to the Credit Documents (i) after any Enforcement Date, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Obligor (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to the Guarantees or the Security Documents. For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of TFPM with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents publicly available on TFPM’s SEDAR profile.

“Purchase Money Indebtedness” means Indebtedness assumed by any Obligor as part of, or issued or incurred by such Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Obligor.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“Qualified Affiliate” means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule J.

“Qualified Cash Management Lender” means (x) any Person that enters into a Cash Management Agreement prior to the date on which it became a Lender or at a time when such Person is a Lender or (y) any Qualified Affiliate that entered into a Cash Management Agreement prior to the date on which the Lender with which such Qualified Affiliate is affiliated became a Lender or any Qualified Affiliate which enters into a Cash Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender, even if, in each case, such Person subsequently ceases to be Lender or a Qualified Affiliate.

“Qualified Risk Management Lender” means (x) any Person that enters into a Risk Management Agreement prior to the date on which it became a Lender or at a time when such Person is a Lender or (y) any Qualified Affiliate that entered into a Risk Management Agreement prior to the date on which the Lender with which such Qualified Affiliate is affiliated became a Lender or any Qualified Affiliate which enters into a Risk Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender, even if, in each such case, such Person subsequently ceases to be Lender or a Qualified Affiliate.

“Receiver” means a receiver, receiver and manager or other Person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the Environment, whether intentional or unintentional.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Resolution Authority” means anybody which has authority to exercise any Write-down and Conversion Powers.

“Restricted Forward Sale Transaction” means a forward sale of a quantity of metal or other commodity (allocated or unallocated) at a fixed price where the purchase price (or any substantial part thereof) is paid more than 3 months prior to the date on which such metal or commodity (allocated or unallocated) is to be delivered. For the avoidance of doubt, a derivative transaction entered into in order to hedge commodity pricing that does not require delivery of the commodity in question shall not constitute a Restricted Forward Sale Transaction.

“Risk Management Agreements” means any present or future swap, hedging, foreign exchange or other derivative transaction entered into by any Obligor which constitutes any silver, gold or other commodity hedging transaction (including any Restricted Forward Sale Transaction), spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Obligor.

“Rolling EBITDA” means, for each Fiscal Quarter, the aggregate amount of EBITDA for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

“Rolling Interest Service” means for each Fiscal Quarter, the aggregate amount of Interest Expenses for the most recently completed Fiscal Quarter and the three immediately preceding Fiscal Quarters.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.

“Royalty Agreements” means the royalty agreements entered into or acquired from time to time by any Obligor for a royalty from a mine in a Permitted Jurisdiction or as otherwise acquired pursuant to a Permitted Acquisition, and “Royalty Agreement” means any of the Royalty Agreements.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies Inc. and its successors.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which an Obligor (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Sanctioned Person” means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a)	owned or controlled directly or indirectly by any person which is a designated target of Sanctions;

(b)	located or resident in or organized under the laws of any country that is subject to general or country-wide Sanctions;

(c)	a U.S. Blocked Person; or

(d)	any person that is a “designated person”, “politically exposed foreign person” or “terrorist group” as described in any Canadian Sanctions.

“Sanctions” means any applicable legislation, regulations, orders, economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by OFAC (or any other part of the US Treasury Department), the US Department of State, the United Nations Security Council, the Parliament of Canada, the European Union, and/or any present or future member state thereof and/or the United Kingdom’s Her Majesty’s Treasury or other relevant sanctions authority which governs transactions in controlled goods or technologies or dealings with countries, entities, organizations or individuals subject to such legislation, regulations, orders, economic or trade sanctions or restrictive measures.

“Secured Assets” means all of the present and future assets, property and undertaking of each Obligor and all proceeds thereof. For certainty, the Secured Assets shall cease to be Secured Assets, and the Administrative Agent and the Finance Parties will release the Security granted by any Obligor, to the extent such assets are Disposed of in a manner which is permitted, or otherwise not prohibited, in any relevant Credit Document.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by the Obligors to the Finance Parties, or remaining unpaid to the Finance Parties, under or in connection with the Finance Documents and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party. For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Secured Obligations Termination Date” means the date on which all Secured Obligations of the Obligors (other than those provisions which by their terms survive the termination of the Finance Documents) have been permanently paid in full and the Finance Parties have no commitments to provide credit to any Obligor under any Finance Document.

“Secured Risk Management Agreements” means any Risk Management Agreement between an Obligor on the one hand and a Qualified Risk Management Lender.

“Securities Laws” means all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the TSX and any other stock exchange on which securities of TFPM are traded.

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in each of the provinces and territories of Canada in which TFPM is a reporting issuer, the United States, and in any other jurisdictions whose Securities Laws are applicable to TFPM.

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” means the security documents which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by each Obligor in favour of the Administrative Agent in order to grant to the Administrative Agent a Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations of such Obligor, such security documents to be in form and substance satisfactory to the Administrative Agent, acting reasonably, and to include the security documents described in Schedule I hereto at the times stated therein.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Subordinated Intercorporate Debt” means unsecured Indebtedness of an Obligor owed to any Affiliate of a Borrower which is not an Obligor and which has been subordinated and postponed pursuant to an Intercreditor Agreement.

“Subsidiary” means, with respect to any Person, any corporation, company or other business entity (including, for greater certainty, a chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person. For greater certainty, “Subsidiary” shall include, with respect to any Person, any partnership, the sole general partner or the managing general partner of which is such Person or one or more Subsidiaries of such Person. Unless the context indicates otherwise, references in this agreement to a Subsidiary shall be construed as references to a Subsidiary of a Borrower.

“Syndication Disposition” means a Disposition, in whole or in part, of any Commodity Purchase Contract or Royalty Agreement, in each case entered into after the date of this agreement provided (i) the consideration for such Disposition is cash, and (ii) such Disposition is effected within 60 days of the entering into of such Transaction Document;

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of TFPM as goodwill (without taking into account any future income tax assets that may be classified as goodwill), intangible assets.

“Tax Act” means the Income Tax Act (Canada).

“Taxes” means all taxes, royalties, assessments, fees, levies, imposts, deductions, duties and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, in each case imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body) that is a taxing authority, and whether disputed or not.

“Term Benchmark Loan” means monies lent by the Lenders to the Borrowers hereunder and upon which interest accrues at a rate referable to the Adjusted Term SOFR Rate.

“Term SOFR Adjustment” means, for any calculation with respect to a Term Benchmark Loan, a percentage per annum as set forth below for the applicable Interest Period therefor:

Interest Period	Percentage
One (1) month	[REDACTED – percentage deleted]%
Three (3) months	[REDACTED – percentage deleted]%
Six (6) months	[REDACTED – percentage deleted]%

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR Rate.

“Term SOFR Rate” means, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR Rate will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“TF Australia” means TF Australia Holdings Ltd. (formerly AuRico Metals Australian Royalty Corporation).

“TF Bermuda” means Triple Flag International Ltd. (formerly Triple Flag Mining Finance Bermuda Ltd.).

“TF Royalty” means TF R&S Canada Ltd. (formerly 10782343 Canada Limited).

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments of all of the Lenders at such time.

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of TFPM (other than Subordinated Intercorporate Debt) on a consolidated basis.

“Transaction Documents” means:

(a)	the Commodity Purchase Contracts and the Royalty Agreements; and

(b)	all guarantee and security documents entered into in favour of an Obligor for the purpose of securing obligations owing to such Obligor under any of the foregoing.

and “Transaction Document” means any of the Transaction Documents, each as may be amended, modified, supplemented or restated from time to time pursuant to the terms hereof.

“TSX” means the Toronto Stock Exchange.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“U.S.” and “United States” means the United States of America.

“U.S. Blocked Person” means any person: (i) listed in the annex to, or is otherwise subject of the provisions of, US Executive order No. 13224, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to US Executive order No. 13224 and/or any other list of terrorists or other restricted persons maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable executive orders; (ii) a person determined by the Secretary of the Treasury to be owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, US Executive order No. 13224; (iii) a person with which any Finance Party is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law and who is identified to a Borrower; (iv) a person determined by the Secretary of the Treasury who commits, threatens or conspires to commit or supports “terrorism” as defined in US Executive order No. 13224; or (v) a person that is named a “specially designated national” or “blocked person” on the most current list published by OFAC or other similar list.

“U.S. Dollar Equivalent” means the relevant Exchange Equivalent in U.S. Dollars of any amount of another currency.

“U.S. Dollars” means the lawful currency of the United States of America.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107-56, 115 Stat. 272 (2001), as amended, and any regulations (including the regulations contained in 31 CFR 103.121) or guidelines promulgated thereunder.

“Voting Shares” means Shares of any class of TFPM carrying voting rights generally under all circumstances.

“Write-down and Conversion Powers” means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

1.2	Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this agreement and not to any particular Article, Section or other subdivision of this agreement. Subject to the following sentence, any references herein to any agreements or documents shall mean, unless otherwise explicitly stated, such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3	Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4	Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5	Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States of America.

1.6	Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 16.1, such service to become effective seven Banking Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7	Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8	Non-Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9	Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10	Amount of Credit

Any reference herein to the “amount of credit outstanding” or “outstanding amount of credit” or any similar phrase shall mean, at any particular time, the principal amount of any Loan or Loans.

1.11	Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12	Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrowers hereunder.

1.13	Meaning of Include.

The words “include”, “includes” and “including”, when used in this agreement, shall be deemed to be followed by the phrase, “without limitation”.

1.14	Rule of Construction

The Credit Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Credit Documents.

1.15	Accounting Terms – GAAP; Calculations, Computations, Changes in Accounting Policies

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time. TFPM may adopt new accounting policies from time to time (including with respect to IFRS), if such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and if these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Credit Document, then TFPM, the Administrative Agent and the Lenders agree to enter into good faith negotiations in order to amend such provisions of this agreement or such other Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating TFPM’s or any one of its Subsidiary’s financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If TFPM and the Majority Lenders cannot agree upon the required amendments, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change.

1.16	Paramountcy

In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of the other Finance Documents, the provisions of this agreement shall prevail and be paramount; provided that the provisions of any Risk Management Agreement shall prevail and be paramount with respect to the subject matter of Section 8.7. If any covenant, representation, warranty or event of default contained in any Finance Document is in conflict with or is inconsistent with a provision of this agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this agreement relating to the same specific matter.

1.17	Permitted Liens

Any reference herein to a Permitted Lien shall not serve to subordinate or postpone any Lien created by any Security Document to such Permitted Lien.

1.18	Ordinary Course of Business

Any transaction herein qualified as to a Person’s “ordinary course of business” means the ordinary course of such Person’s business, as conducted by any such Person in accordance with past practice and undertaken by such Person for commercial reasons and not for purposes of evading any obligation or restriction contained in any Credit Document.

1.19	Electronic Execution

The words “execution”, “signed”, “signature” and words of like import on any Credit Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act as the case may be.

1.20	Amendment and Restatement

This agreement is an amendment and restatement of the Existing Credit Agreement and not a novation of the Existing Credit Agreement. This agreement reflects amendments to the Existing Credit Agreement and has been restated solely for the purposes of reflecting amendments to the Existing Credit Agreement which the Lenders, the Borrowers and the other parties thereto have agreed upon. For greater certainty, except as amended hereby, all obligations under the Existing Credit Agreement continue as obligations under this agreement. All references to the “Credit Agreement” or similar references contained in the documents delivered prior to the effectiveness of this agreement in connection with or under the Existing Credit Agreement shall be references to the Existing Credit Agreement as amended and restated pursuant to this agreement without further amendment to those documents.

1.21	Joint and Several Obligations

All Secured Obligations hereunder which are stated to be obligations of the Borrowers or any one of them to a Credit Party shall be joint and several obligations of the Borrowers. The obligation of any Borrower (hereinafter, individually in this sentence, the “first mentioned Borrower”) with respect to its joint and several liability for the credit extended to any other Borrower shall not be wholly or partially satisfied by such first mentioned Borrower repaying the credit extended to such first mentioned Borrower hereunder. With respect to the joint and several obligations of the Borrowers, no Credit Party shall be bound to exhaust their recourse against any Borrower or others or any security or guarantees it may at any time hold before being entitled to payment from any other Borrower and each Borrower renounces all benefits of discussion and division.

Article 2
CREDIT Facility

2.1	Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrowers a revolving credit facility (the “Credit Facility”) in the amount of the Credit Limit. Within such limit and subject to the terms and conditions set out herein, the Borrowers may borrow, repay, and reborrow Loans.

2.2	Lenders’ Commitments

Subject to the terms and conditions hereof, the relevant Lenders severally agree to extend credit to the Borrowers under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Limit. All credit requested under the Credit Facility shall be made available to the Borrowers contemporaneously by all of the Lenders. Each Lender shall provide to the Borrowers its Pro Rata Share of each credit under the Credit Facility, whether such credit is extended by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility. The failure of any Lender to make available to the Borrowers its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrowers its Pro Rata Share of such credit under the Credit Facility.

2.3	Reduction of Credit Limit

The Borrowers may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the Credit Limit to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until three Banking Days after such notice has been given. The amount of the Credit Limit (i) will not be reduced by any prepayment or repayment under the Credit Facility pursuant to Sections 9.2 and/or 9.3, (ii) will be permanently reduced by any prepayment or repayment under the Credit Facility pursuant to Section 9.1, and (iii) will be reduced to zero on the Maturity Date. Upon any reduction of the Credit Limit, the Individual Commitment of each Lender with respect to the Credit Limit, shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of such reduction of the Credit Limit and any reinstatement of the Credit Limit shall result in a reinstatement of such amount of each Individual Commitment.

2.4	Accordion Feature

(a)	Subject to Section 2.4(b), the Borrowers may, by notice to the Administrative Agent (an “Accordion Notice”), from time to time request that the amount of the Individual Commitments with respect to the Credit Facility be increased by an aggregate amount of up to $200,000,000 (in the aggregate for all Accordion Notices). For certainty, the aggregate Individual Commitments under the Credit Facility shall not exceed at any particular time $700,000,000 and each Lender shall, at its sole option, be entitled to share in the increase in the Credit Facility in accordance with their respective Pro Rata Shares. Within fifteen (15) Banking Days of the receipt by the Administrative Agent of an Accordion Notice, the Administrative Agent shall notify each Lender of the Accordion Notice and each Lender shall, within such fifteen (15) Banking Days period, advise the Administrative Agent as to whether or not it intends to participate in such increase of the Credit Facility. If such advice is not received from a Lender within such fifteen (15) Banking Day period, then such Lender will be deemed not to have agreed to participate in the increase.

(b)	Each Accordion Notice shall specify (i) the requested amount of the proposed Credit Facility increase (which amount shall be in compliance with Section 2.4(a)) and (ii) the effective date of the proposed increase (the “Accordion Effective Date”). If all Lenders agree to participate in the increase in the Credit Facility, the Individual Commitment of each Lender shall be increased in accordance with their Pro Rata Share. If the full amount of the proposed Accordion increase is not completely acquired by Accordion Lenders that are already Lenders, the Borrowers may propose other Eligible Assignees to provide new Individual Commitments for all or a portion of the proposed Accordion increase not acquired by existing Lenders, and shall notify the Administrative Agent of the identity of any such Eligible Assignees and their respective new Individual Commitments.

(c)	Each Accordion Lender that is an existing Lender shall send a confirming letter to the Administrative Agent confirming that it has agreed to an Individual Commitment with respect to the Credit Facility and setting out the amount of that commitment. In respect of each Accordion Lender that is not an existing Lender, the consent of the Administrative Agent shall be required (such consent not to be unreasonably withheld, delayed or conditioned), and each such Accordion Lender shall be required to have accepted a minimum Individual Commitment of $25,000,000.

(d)	In respect of each Accordion Lender that is an existing Lender, the effectiveness of each such Accordion Lender’s increased Individual Commitment with respect to the Credit Facility shall, subject to Section 2.4(g), take place with effect from the second Banking Day following the date of the delivery of such Lender’s advice, as provided in clause (a) above to the Administrative Agent, and the Administrative Agent shall promptly notify the Lenders of the effectiveness of such increases.

(e)	In respect of each Accordion Lender that is not an existing Lender, upon delivery to the Administrative Agent of an Accordion Agreement executed by the Borrowers and an Accordion Lender that is so acceptable to the Administrative Agent, the Administrative Agent shall promptly execute and deliver such Accordion Agreement whereupon this agreement and each other Finance Document shall, subject to Section 2.4(g), henceforth be read and construed as if such Accordion Lender were party to this agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Individual Commitment with respect to the Credit Facility that the Accordion Lender has agreed to accept and all references to any Lenders in any Finance Document shall (to the extent the context so admits) be construed accordingly. Schedule A hereto shall be thereupon be amended to add the Individual Commitment of such Accordion Lender, and the Administrative Agent shall promptly notify the Lenders of the effectiveness of such Individual Commitments. Each Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf each Accordion Agreement relating to each Accordion Lender. Each Lender agrees that it will be bound by the terms of each such Accordion Agreement so completed and executed by the Administrative Agent.

(f)	The Administrative Agent shall promptly notify the Borrowers and the Lenders of the effectiveness of the increased Individual Commitments arising pursuant to this Section 2.4.

(g)	No increase in or establishment of, any Individual Commitment pursuant to this Section 2.4 shall be permitted if, at such time, a Default or Event of Default has occurred and is continuing or would arise as a result of any such increase or establishment and provided further that no increase in or establishment of, any Individual Commitment pursuant to this Section 2.4 in excess of $100,000,000 shall be permitted unless prior to or concurrent with any such increase or establishment in excess of $100,000,000 the Borrowers (A) shall cause TF Bermuda to execute and deliver to the Administrative Agent (i) a Third Ranking Debenture governed by English law and (ii) a Third Ranking Supplemental Fixed and Floating Charge Agreement governed by the laws of Bermuda, each in form and substance satisfactory to the Administrative Agent and otherwise substantially similar to the Security Documents referenced at Schedule I, paragraphs 2(b) and 2(e)) and (B) the Administrative Agent shall have received customary legal opinions in respect of the foregoing documents from TF Bermuda’s English and Bermuda counsel, respectively, each in form and substance satisfactory to the Administrative Agent and otherwise substantially similar to the legal opinions previously delivered to the Administrative Agent in respect of the Security Documents referenced at Schedule I, paragraphs 2(b) and 2(e)).

(h)	On each Accordion Effective Date, the Administrative Agent shall determine the amount of adjusting payments that may need to be made amongst the Lenders to ensure that their respective shares in outstanding Accommodations under the Credit Facility equal their respective Pro Rata Shares based upon their respective Individual Commitments. Each Accordion Lender shall advance to the Administrative Agent the amount of any such adjusting payment so required of it and the Administrative Agent shall, upon receipt, advance to each other Lender the amount of the corresponding adjusting payment required to be paid to it as determined above. The Borrowers shall be obliged to repay outstanding Accommodations under the Credit Facility amongst the Lenders as adjusted pursuant to this Section 2.4. Adjusting payments in respect of Term Benchmark Loans shall not take place until the expiry of their current tenors.

2.5	Termination of Credit Facility

(a)	The Credit Facility shall terminate upon the earliest to occur of:

(i)	the termination of the Credit Facility in accordance with Section 13.1;

(ii)	the date on which the Credit Limit has been permanently reduced to zero pursuant to Section 2.3; and

(iii)	the Maturity Date.

(b)	Upon the termination of the Credit Facility, the right of the Borrowers to obtain any credit under the Credit Facility and all of the obligations of the Lenders to extend credit under the Credit Facility shall automatically terminate.

2.6	Credit Restrictions

(a)	Subject to the terms and conditions hereof, the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the Credit Limit.

(b)	TF Bermuda hereby covenants and agrees in favour of the Administrative Agent and the Lenders that, at any time prior to the Maturity Date, it shall not borrow an amount under the Credit Facility in excess of $[REDACTED – dollar amount deleted].

(c)	No Borrower shall drawdown credit under the Credit Facility solely for the purpose of accumulating cash in deposit or investment accounts outside the ordinary course of business.

2.7	Extensions

(a)	At any time prior to the Maturity Date (the unextended Maturity Date being referred to in this Section 2.7 as, an “Extension Date”) but not more than once per calendar year, the Borrowers may, subject to satisfaction of the conditions precedent for an Accommodation set forth in Section 12.2, deliver to the Administrative Agent a request for an extension of the Extension Date for a period of up to 4 years after the then applicable Extension Date (the “Extension Request”); provided that the Borrowers may withdraw an Extension Request, even if the Majority Lenders have already consented to such Extension Request, by notice in writing delivered to the Administrative Agent not later than the close of business on the third Banking Day prior to the Extension Date. The Administrative Agent shall promptly notify the Lenders of its receipt of any Extension Request, with particulars thereof. Within 30 days after the Administrative Agent has notified a Lender of its receipt of an Extension Request, such Lender shall notify the Borrowers and the Administrative Agent of its election to extend or not extend the Extension Date as requested in such Extension Request (which election to extend or not extend shall be made by each such Lender in its sole and absolute discretion). Any failure by any Lender to notify the Borrowers and the Administrative Agent of its election to extend or not extend the Extension Date as requested in such Extension Request shall be deemed to be a refusal to extend the Extension Date. Unless the Extension Request has been withdrawn by the Borrowers in accordance with the proviso above, if the Majority Lenders approve in writing the extension of the Extension Date requested in such Extension Request, the Extension Date shall automatically and without any further action by any Person be extended for the period specified in such Extension Request; provided that if an Extension Request has been made, but there are one or more Lenders which do not consent in writing to the Extension Request within 35 days after receipt of the notice of the Extension Request from the Administrative Agent (a “Non-Extending Lender”), then the Borrowers shall be entitled to choose one of the following options, and the Borrowers shall notify the Administrative Agent of its choice not later than 10 days prior to the Extension Date:

(i)	the Loans of any Non-Extending Lender shall be repaid on the applicable Maturity Date (without giving effect to the extension requested in such Extension Request, with respect to the Non-Extending Lender only);

(ii)	at the sole expense of the Borrowers, upon notice to such Lender and the Administrative Agent, the Individual Commitment of any Non-Extending Lender shall be assigned to (and assumed by) an Eligible Assignee upon payment by the assignee to the Non-Extending Lender of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to the Non-Extending Lender hereunder, provided that (i) such assignment does not conflict with any Applicable Law, and (ii) any assignee which becomes a Lender as a result of such an assignment shall be deemed to have consented to the applicable Extension Request and, therefore, shall not be a Non-Extending Lender; or

(iii)	the Borrowers may withdraw the applicable Extension Request.

(b)	Non-Extending Lenders. Any Non-Extending Lender shall provide to the Borrowers its full co-operation in facilitating the assignment of the applicable Individual Commitment of such Non-Extending Lender to an assignee permitted hereunder (which assignee may be another Lender, if such assignee Lender accepts such assignment) identified by the Borrowers that is ready, willing and able to be an assignee with respect thereto. If an Extension Request has been made and if, within 35 days after receipt by the Lenders of the notice of the Extension Request from the Administrative Agent, the Majority Lenders have not approved in writing the extension of the Extension Date requested in an Extension Request, the Extension Date shall not be extended pursuant to such Extension Request. The Administrative Agent shall promptly notify the Lenders and the Borrowers of (a) any extension of the Extension Date pursuant to Section 2.7, and (b) of any Lender which becomes a Non-Extending Lender.

Article 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1	Types of Credit Availments

Subject to the terms and conditions hereof:

(a)	the Borrowers may obtain credit under the Credit Facility from the Lenders through the Branch of Account by way of Loans; and

(b)	any extension of credit hereunder by way of drawdown of (x) a Base Rate Loan shall be in the amount of at least $1,000,000 or (y) a Term Benchmark Loan shall be in the amount of at least $3,000,000 and amounts in excess thereof shall, in each case, be in integral multiples of $100,000.

3.2	Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan prior to 11:00 a.m. (Toronto time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the Borrowers of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrowers on the date of the extension of credit by crediting the relevant Designated Account (or causing such account to be credited). Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrowers on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrowers until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrowers shall, without prejudice to any rights that the Borrowers might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrowers (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrowers in respect of such Loan.

3.3	Failure of Lender to Fund Loan

If any Lender (a “Non-Funding Lender”) fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the Credit Facility as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Non-Funding Lender to the Borrowers and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Non-Funding Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Non-Funding Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Non-Funding Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Non-Funding Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Non-Funding Lender in such circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrowers. In addition to interest as aforesaid, the Borrowers shall pay all amounts owing by the Borrowers to the Non-Funding Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender) to the Contributing Lenders until such time as the Non-Funding Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender.

3.4	Timing of Credit Availments

No Term Benchmark Loan may have a maturity date later than the Maturity Date.

3.5	Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrowers, and the Administrative Agent notifies the Borrowers that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, or (ii) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

(a)	the right of the Borrowers to obtain any affected Base Rate Loan or Term Benchmark Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrowers;

(b)	if any affected Base Rate Loan or Term Benchmark Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)	if any Term Benchmark Loan is already outstanding under the Credit Facility at any time when the right of the Borrowers to obtain credit by way of a Term Benchmark Loan is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a Base Rate Loan at such time under the Credit Facility, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law) to a Base Rate Loan in the principal amount equal to the principal amount of the Term Benchmark Loan or, if the Borrowers do not have the right to obtain credit by way of a Base Rate Loan at such time under the Credit Facility, such Term Benchmark Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law) to a loan in such other currency as may be mutually agreed upon by the Lenders and the Borrowers in the principal amount equal to the Exchange Equivalent of such Term Benchmark Loan; and

(d)	if any Base Rate Loan is already outstanding under the Credit Facility at any time when the right of the Borrowers to obtain credit by way of a Base Rate Loan is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a Term Benchmark Loan at such time under the Credit Facility, be immediately converted to a Term Benchmark Loan in the principal amount equal to the principal amount of the Base Rate Loan and having an Interest Period of one month or, if the Borrowers do not have the right to obtain credit by way of a Term Benchmark Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon by the Lenders and the Borrowers in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Loan.

3.6	Time and Place of Payments

Unless otherwise expressly provided herein, the Borrowers shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by (i) deposit to the relevant Designated Account or (ii) transfer from the relevant Designated Account to the Administrative Agent, in each case before 12:00 noon (Toronto time) on the day specified for payment and, in the case of (i) above, the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment. In addition to the foregoing, the Borrowers authorize and direct the Administrative Agent to debit automatically, by mechanical, electronic or manual means, any bank account of the Borrowers maintained with the Administrative Agent for all amounts due and payable by the Borrowers under this agreement, including the repayment of principal and the payment of interest, fees and all charges for the keeping of that bank account. The Administrative Agent shall notify the Borrowers as to the particulars of those debits in the normal course.

3.7	Remittance of Payments

Forthwith after the withdrawal from the relevant Designated Account by the Administrative Agent or the payment from the Designated Account to the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.6, the Administrative Agent shall, subject to Sections 3.3 and 8.5, remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and where any other Lender has made funds available in the place and stead of a Non-Funding Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrowers fail to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrowers on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.8	Evidence of Indebtedness

The Administrative Agent shall open and maintain accounts wherein it shall record the amount and type of credit outstanding, each advance and each payment of principal and interest on account of each Loan and all other amounts becoming due to and being paid to the Lenders and the Administrative Agent hereunder. The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrowers to the Lenders and the Administrative Agent hereunder.

3.9	Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)	prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment;

(b)	prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of a drawdown of, rollover of, conversion into or conversion of a Term Benchmark Loan; and

(c)	prior to 10:00 a.m. (Toronto time) on the Banking Day prior to the date of any other drawdown, rollover or conversion.

3.10	Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Section 3.2 with respect to the funding of Loans in accordance with each Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under the Credit Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment.

3.11	Alternate Rate of Interest

(a)	Subject to clauses (b), (c), (d), (e) and (f) of this Section 3.11, if, on or prior to the first day of any Interest Period for any Term Benchmark Loan:

(i)	the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof; or

(ii)	the Majority Lenders determine that for any reason in connection with any request for a Term Benchmark Loan or a conversion thereto or a continuation thereof that Adjusted Term SOFR for any requested Interest Period with respect to a proposed Term Benchmark Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Majority Lenders have provided notice of such determination to the Administrative Agent;

then the Administrative Agent will promptly so notify the Borrowers and each Lender. Upon notice thereof by the Administrative Agent to the Borrowers, any obligation of the Lenders to make Term Benchmark Loans, and any right of the Borrowers to continue Term Benchmark Loans or to convert Base Rate Loans to Term Benchmark Loans, shall be suspended (to the extent of the affected Term Benchmark Loans or affected Interest Periods) until the Administrative Agent (with respect to clause (ii), at the instruction of the Majority Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrowers may revoke any pending request for a Term Benchmark Loan or conversion into, or continuation of, a Term Benchmark Loan (to the extent of the affected Term Benchmark Loans or affected Interest Periods) or, failing that, the Borrowers will be deemed to have converted any such request into a request for an Accommodation or conversion to Base Rate Loans in the amount specified therein and (ii) any outstanding affected Term Benchmark Loans will be deemed to have been converted into Base Rate Loans at the end of the applicable Interest Period. Upon any such conversion, the Borrowers shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 8.5.

(b)	Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(c)	In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this agreement or any other Credit Document.

(d)	The Administrative Agent will promptly notify the Borrowers and the Lenders of (i) the implementation of any Benchmark Replacement, and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Borrowers of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (e) below and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.11, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 3.11.

(e)	Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f)	Upon the Borrowers’ receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any pending request for a Term Benchmark Loan of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any such request into a request for a Loan of or conversion to a Base Rate Loan.

3.12	Administrative Agent Disclaimer

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to any Benchmark or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as any Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of any Benchmark any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrowers. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any Benchmark (or any component definition thereof or rates referred to in the definition thereof), in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Article 4
DRAWDOWNS

4.1	Drawdown Notice

Subject to Sections 2.6, 3.1, 3.4 and 3.9 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrowers or waived by the Lenders as provided in Section 14.14, the Borrowers may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) specifying, as applicable:

(a)	the date the credit is to be obtained;

(b)	whether the credit is to be obtained by way of a Base Rate Loan or a Term Benchmark Loan;

(c)	the principal amount of the Loan;

(d)	if the credit is to be obtained by way of a Term Benchmark Loan, the applicable Interest Period;

(e)	the number of the Designated Account to which the drawdown proceeds will be credited or wired; and

(f)	the details of any irrevocable authorization and direction pursuant to Section 3.2.

Article 5
ROLLOVERS

5.1	Term Benchmark Loans

Subject to the terms and conditions hereof and provided that the Borrowers have, by giving notice to the Administrative Agent in accordance with Section 5.2 requested the Lenders to continue to extend credit by way of a Term Benchmark Loan to replace all or a portion of an outstanding Term Benchmark Loan as it matures, each Lender shall, on the maturity of such Term Benchmark Loan continue to extend credit to the Borrowers by way of a Term Benchmark Loan, (without a further advance of funds to the Borrowers) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured Term Benchmark Loan or the portion thereof to be replaced.

5.2	Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.9, shall be in substantially the form of Schedule E hereto and shall specify:

(a)	the expiry date of the Interest Period of the Term Benchmark Loan to be replaced;

(b)	the principal amount of the Term Benchmark Loan to be replaced and the portion thereof to be replaced; and

(c)	the principal amount of the new Term Benchmark Loans and the Interest Period or Interest Periods of the new Term Benchmark Loans.

5.3	Rollover by Lenders

Upon written notice to such effect to the Borrowers at such time as a Default has occurred and is continuing, the Administrative Agent may, on the maturity date of a Term Benchmark Loan, rollover such Term Benchmark Loan into a Term Benchmark Loan having an Interest Period of one month or such other period as the Lenders may determine as though a notice to such effect had been given in accordance with Section 5.2.

5.4	Absence of Notice

Subject to the terms and conditions hereof, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing Term Benchmark Loan (or that portion thereof not subject to a Rollover Notice) shall be automatically continued as a Term Benchmark Loan having an interest Period of one month in principal amount of the maturing Term Benchmark Loan, as though a notice to such effect had been given in accordance with Section 5.2.

Article 6
CONVERSIONS

6.1	Converting Loan to Other Type of Loan

Subject to Sections 3.1 and provided that the Borrowers have, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each relevant Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding Term Benchmark Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrowers by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrowers) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2	Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.9, shall be in substantially the form of Schedule F hereto and shall specify:

(a)	the type of Loan to be converted;

(b)	the date on which the conversion is to take place;

(c)	the principal amount of the Loan or the portion thereof which is to be converted;

(d)	the type and amount of the Loan into which the outstanding Loan is to be converted; and

(e)	if outstanding extension of credit is to be converted into a Term Benchmark Loan, the applicable Interest Period.

6.3	Absence of Notice

Subject to Sections the terms and conditions hereof, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein and a maturing Term Benchmark Loan shall be automatically converted to a Base Rate Loan as though a notice to such effect had been given in accordance with Section 6.2.

6.4	Conversion by Lenders

If a Default has occurred and is continuing at 10:00 a.m. (Toronto time) on the third Banking Day prior to the maturity date of a Term Benchmark Loan, the Administrative Agent may convert such Term Benchmark Loan into a Base Rate Loan on its maturity, as though a notice to such effect had been given in accordance with Section 6.2.

Article 7
INTEREST AND FEES

7.1	Interest Rates

The Borrowers shall pay to the Lenders, in accordance with Section 3.8, interest on the outstanding principal amount from time to time of each Loan and on overdue interest thereon, at the rate per annum equal to:

(a)	in the case of each Base Rate Loan, the Base Rate plus the Applicable Rate; and

(b)	in the case of each Term Benchmark Loan, the applicable Adjusted Term SOFR Rate plus the Applicable Rate.

7.2	Calculation and Payment of Interest

(a)	Interest on the outstanding principal amount from time to time of each Term Benchmark Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

(b)	Interest on the outstanding principal amount from time to time of each Base Rate Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or, in the case of a leap year, 366. Where the Base Rate is being computed, to the extent the Federal Funds Effective Rate applies and is calculated on the basis of a year that contains fewer days than the actual number of days in the calendar year of calculation (such as a deemed year of 360 days), the provisions of Section 7.3(a) shall be applicable so that, in the result, all computations of interest for Base Rate Loans shall be made on the basis of a year of 360 days and actual days elapsed.

(c)	Accrued interest shall be paid,

(i)	in the case of interest on Base Rate Loans, monthly in arrears on the last day of each calendar month; and

(ii)	in the case of interest on Term Benchmark Loans, in arrears on the last day of the applicable Interest Period but, in any event, at least every 3 months.

7.3	General Interest Rules

(a)	For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest or fee determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively. The Borrowers shall not plead or assert, whether by way of defense or otherwise, in any proceeding relating to this agreement and the other Credit Documents, that the interest payable under this agreement and the calculation thereof has not been adequately disclosed to it, whether pursuant to section 4 of the Interest Act (Canada) or any other Applicable Law or legal principle.

(b)	Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)	If the Borrowers fail to pay any fee or other amount (other than principal or interest) of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrowers shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well before and after judgment) at the rate per annum, calculated and compounded monthly, which is equal to, (i) in the case of a Term Benchmark Loan, Term SOFR Rate for the Interest Period applicable thereto plus the Applicable Rate then in effect at all times that an Event of Default has occurred and is continuing and (ii) in the case of a Base Rate Loan, the Base Rate plus the Applicable Rate then in effect at all times that an Event of Default has occurred and is continuing. Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

(d)	No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by Applicable Law. In the event that such interest or fee exceeds such maximum rate, such interest or fees shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under Applicable Law.

7.4	Selection of Interest Periods

With respect to each Term Benchmark Loan, the Borrowers shall specify in the Drawdown Notice, Conversion Notice or Rollover Notice, the duration of the Interest Period provided that:

(a)	Interest Periods shall have a duration from one (1) month, three (3) months or six (6) months or such other periods which are acceptable to all Lenders;

(b)	the first Interest Period for a Term Benchmark Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)	if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5	Standby Fees

On the first Banking Day following the completion of each Fiscal Quarter and on the date of termination of the Credit Facility, the Borrowers shall pay, in accordance with Section 3.6, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the Available Credit as at such date. Such fee shall accrue daily from the date of the execution and delivery of this agreement to and including the date of payment. Notwithstanding the foregoing, standby fees shall cease to accrue on the unfunded portion of the Individual Commitment of any Lender while it is a Defaulting Lender.

Article 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1	Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2	Illegality.

If after the date hereof, the adoption of any Applicable Law, or any change in any Applicable Law (whether adopted before or after the date hereof), or any change in interpretation or administration thereof by any Official Body, or compliance by any Lender with any such Applicable Law, shall make it unlawful for any Lender to make, maintain or fund its portion of Term Benchmark Loans, such Lender shall so notify the Administrative Agent, and the Administrative Agent shall forthwith give notice thereof to the other Lenders and the Borrowers. Before giving any notice to the Administrative Agent pursuant to this Section 8.2, such Lender shall use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different lending office if such designation will avoid the need for giving such notice and will not, in the good faith reasonable judgment of such Lender, be otherwise materially disadvantageous to such Lender. Upon receipt of such notice, notwithstanding anything contained in this agreement, each Borrower shall repay in full the then outstanding principal amount of such Lender’s portion of each affected Term Benchmark Loan, together with accrued interest thereon, on either (a) the Interest Payment Date applicable to such affected Term Benchmark Loans if such Lender may lawfully continue to maintain and fund its portion of such Term Benchmark Loan to such day or (b) within 10 Banking Days of demand from such Lender if such Lender may not lawfully continue to fund and maintain its portion of such affected Term Benchmark Loans to such day. Concurrently with repaying such portion of each affected Term Benchmark Loan, each Borrower may borrow a Base Rate Loan from such Lender, whether or not it would have been entitled to effect such borrowing and such Lender shall make such Loan of a Base Rate Loan, if so requested, in an amount such that the outstanding principal amount of the affected Loan made by such Lender shall equal the outstanding principal amount of such Loan immediately prior to such repayment. The obligation of such Lender to make Term Benchmark Loans is suspended only until such time as it is once more possible and legal for such Lender to fund and maintain Term Benchmark Loans.

8.3	Change of Circumstances

(a)	If, any Change in Law or any compliance by any Credit Party therewith:

(i)	prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrowers agree that such Credit Party shall have the right to comply with such Change in Law, shall have the right to refuse to permit the Borrowers to obtain such type of credit and shall have the right to require, at the option of the Borrowers, the conversion of such outstanding credit to another type of credit to permit compliance with the Change in Law or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Credit Party to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(ii)	shall impose or require any reserve, special deposit requirements or tax (excluding Taxes in respect of which amounts are payable by the Borrowers to a Credit Party under Section 8.7 and Excluded Taxes), shall establish an appropriate amount of capital to be maintained by such Credit Party or shall impose any other requirement or condition which results in an increased cost to such Credit Party of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Credit Party with respect to any credit under this agreement or reduces such Credit Party’s effective return hereunder or on its capital or causes such Credit Party to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrowers by such Credit Party, the Borrowers shall pay immediately to such Credit Party such amounts as shall fully compensate such Credit Party for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrowers of such notice and thereafter, upon demand from time to time, the Borrowers shall pay such additional amount as shall fully compensate such Credit Party for any such increased or imposed costs, reductions, payments or foregone returns. Such Credit Party shall notify the Borrowers of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrowers a certificate of an officer of such Credit Party setting forth the amount of compensation to be paid to such Credit Party and the basis for the calculation of such amount. Notwithstanding this Section 8.3(a)(ii), the Borrowers shall not be liable to compensate such Credit Party for any such cost, reduction, payment or foregone return occurring more than 90 days before receipt by the Borrowers of the aforementioned notification from such Credit Party; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.

For certainty, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as Basel III and all requests, rules, guidelines or directives thereunder or issued in connection therewith and promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall be deemed to be a “Change in Law” for the purposes of this section 8.3(a), regardless of the date enacted, adopted, promulgated or issued. No Lender shall demand compensation pursuant to Section 8.3(a) unless such Lender is generally making corresponding demands on similar types of borrowers for similar amounts pursuant to similar provisions in other loan documents to which such Lender is a party.

(b)	Each Credit Party agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrowers pursuant to Section 8.3(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Credit Party through another lending office or take such other actions as it deems appropriate, in its sole discretion, if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.3(a), would be reduced and if, as determined by such Credit Party in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Credit Party and would not, in such Credit Party’s sole discretion, be commercially unreasonable.

8.4	Replacement of a Lender

Notwithstanding anything contained herein to the contrary, if (i) any Lender, but not all of the Lenders, who has an Individual Commitment seeks additional compensation pursuant to Section 8.2 (the “Affected Lender”), or (ii) in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions of this agreement that requires the consent of all of the Lenders, the consent of the Majority Lenders shall have been obtained but the consent of one or more of such other Lenders (each a “Non-Consenting Lender”) whose consent is required shall not have been obtained, or (iii) any Lender becomes a Defaulting Lender, then, in the case of each such Affected Lender, Non-Consenting Lender or Defaulting Lender (each, a “Terminated Lender”) the Borrowers may, by giving written notice to the Administrative Agent and such Terminated Lender of its election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign its outstanding Accommodations and Individual Commitments, if any, in full to one or more Eligible Assignees (each a “Replacement Lender”) in accordance with the provisions of this Section 8.4 provided, however, that incumbent Lenders shall have the right to assume any such Accommodations and Individual Commitments in accordance with their Pro Rata Shares in priority to any Person which is not a Lender at the time that the Borrowers provided the afore-mentioned notice to the Administrative Agent. The Replacement Lender or Replacement Lenders shall, in the aggregate, advance all (but not part) of the Terminated Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Terminated Lender’s Individual Commitments and obligations under the Credit Facility and acquire all (but not part) of the rights of the Terminated Lender and assume all (but not part) of the obligations of the Terminated Lender under each of the other Credit Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so).

With respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Replacement Lender and the Individual Commitments and the obligations of such Replacement Lender under the Credit Facility and the rights and obligations of such Replacement Lender under each of the other Credit Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Replacement Lenders under the Credit Facility) of the Terminated Lender’s Pro Rata Share of such credit and Individual Commitments and obligations and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Replacement Lenders and the Borrowers. On such date, each of the Replacement Lenders shall execute an instrument substantially in the form of Schedule C hereto and shall extend to the Borrowers the Terminated Lender’s Pro Rata Share of such credit and shall prepay to the Terminated Lender the Accommodations of the Terminated Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Terminated Lender hereunder, and, upon such advance and prepayment by the Replacement Lenders, the Terminated Lender shall cease to be a “Lender” in connection with the Credit Facility for purposes of this agreement and shall no longer have any obligations thereunder. In addition to the foregoing, in respect of any Replacement Lender that is not, on the relevant date, an existing Lender, such Replacement Lender shall execute and deliver a Joinder Agreement (in the form set forth in Schedule C-2 hereto), which shall be executed and delivered by the Borrowers and the Administrative Agent, and each such Replacement Lender shall be bound by the terms of the Credit Documents as a Lender. Upon the assumption of the Terminated Lender’s Individual Commitments as aforesaid by a Replacement Lender, Schedule A hereto shall be deemed to be amended to reflect the amended or new Individual Commitments of such Replacement Lenders under the Credit Facility pursuant to the respective amounts of such assumptions.

8.5	Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrowers (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrowers), the Borrowers shall pay to the Administrative Agent such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them:

(a)	in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a Loan as a result of:

(i)	the failure of the Borrowers to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrowers to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than its maturity date, then the Borrowers shall be responsible for any loss, costs or expenses referred to above); or

(ii)	the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrowers to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than its maturity date, then the Borrowers shall be responsible for any loss, costs or expenses referred to above); or

(b)	in converting United States dollars into Canadian Dollars or Canadian Dollars into United States dollars as a result of the failure of the Borrowers to make repayments of outstanding credit hereunder in the currency in which such outstanding credit was denominated.

8.6	Indemnity for Transactional and Environmental Liability

(a)	The Borrowers hereby agree to indemnify and hold the Administrative Agent, each Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrowers (collectively in this Section 8.6(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto; provided such indemnity (x) does not extend to any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence, criminal act or willful misconduct or breach by such Indemnified Party of its obligations under the Credit Documents, (y) does not extend to any loss of profit, income, revenue or business opportunities (it being agreed, however, for certainty, that such exclusion shall not apply to the repayment of principal, the payment of interest, fees and other related costs and expenses, or any other amount expressly required to be paid, repaid or reimbursed (as applicable) under or pursuant to Credit Documents), and (z) shall not apply to disputes solely between or among Indemnified Parties.

(b)	Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrowers hereby further agree to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including reasonable and documented legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrowers, of any and every kind whatsoever paid (collectively in this Section 8.6(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or Release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, contaminant, pollutant or waste, and (ii) any other violation of or liability pursuant to an Environmental and Social Law with respect to any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct.

(c)	All obligations provided for in this Section 8.6 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this agreement. The obligations provided for in this Section 8.6 shall not be reduced or impaired by any investigation made by or on behalf of the Credit Parties. This Section 8.6 shall not apply with respect to Taxes other than Taxes that represent claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, or expenses arising from any non-Tax claim.

(d)	The Borrowers hereby agree that, for the purposes of effectively allocating the risk of loss placed on the Borrowers by this Section 8.6, each Credit Party shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)	If, for any reason, the obligations of the Borrowers pursuant to this Section 8.6 shall be unenforceable, the Borrowers agree to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

8.7	Gross-Up for Taxes

(a)	Any and all payments made by or on behalf of the Borrowers under this agreement or under any other Finance Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of a Finance Party shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body. If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of a Finance Party, the Borrowers shall:

(i)	promptly notify the Administrative Agent of such requirement;

(ii)	with respect to Indemnified Taxes, pay to such Finance Party in addition to the Payment to which such Finance Party is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by such Finance Party (free and clear of, and net of, any such Indemnified Taxes, including the full amount of any Indemnified Taxes required to be deducted or withheld from any additional amount paid by the Borrowers under this Section 8.7(a), whether assessable against the Borrowers or such Finance Party) equals the full amount the Finance Party, would have received had no such deduction or withholding been required;

(iii)	make such deduction or withholding;

(iv)	pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrowers, to the Finance Party under this Section 8.7(a)), within the time period required by Applicable Law; and

(v)	as promptly as possible thereafter, forward to the relevant Finance Party an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Finance Party, evidencing such payment to such Official Body.

(b)	In addition, the Borrowers agree to pay any and all present or future Other Taxes.

(c)	The Borrowers hereby indemnify and hold harmless each Finance Party, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Finance Party, as applicable, and for all expenses, resulting from or relating to the Borrower’s failure to:

(i)	remit to the Administrative Agent or such Finance Party the documentation referred to in Section 8.7(a)(v); or

(ii)	pay any Taxes or Other Taxes when due to the relevant Official Body (including any Taxes imposed by any Official Body on amounts payable under this Section 8.7).

The provisions of this Section 8.7(c) shall apply whether or not such Taxes or Other Taxes were correctly or legally assessed. The Administrative Agent or any Finance Party who pays any Taxes or Other Taxes shall promptly notify the Borrowers of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrowers under this Section 8.7. Payment pursuant to this indemnification shall be made within 20 days from the date the Administrative Agent or the relevant Finance Party, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(d)	If the Borrowers determine in good faith that a reasonable basis exists for contesting any Indemnified Taxes for which a payment has been made under this Section 8.7, the relevant Credit Party shall, if so requested by the Borrowers, cooperate with the relevant Obligor in challenging such Indemnified Taxes at the Borrowers’ expense.

(e)	If any Credit Party receives a refund of, or credit for, Taxes for which a payment has been made by the Borrowers under this Section 8.7, which refund or credit in the good faith judgment of the Credit Party is attributable to the Indemnified Taxes giving rise to such payment made by the Borrowers, then such Credit Party shall reimburse the relevant Obligor for such amount (if any, but not exceeding the amount of any payment made under this Section 8.7 that gives rise to such refund or credit), net of out-of-pocket expenses of such Credit Party which the Credit Party determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Indemnified Taxes had not been exigible. The Borrowers, upon the request of a Credit Party, agree to repay such Credit Party any portion of any such refund or credit paid over to the Borrowers that a Credit Party is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Credit Party as a result of or related to such payment to such Official Body. No Credit Party shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit. No Credit Party shall be obliged to disclose any information regarding its tax affairs or computations to the applicable Obligor or any other Person in connection with this Section 8.7(e) or any other provision of this Section 8.7.

(f)	Any Credit Party that is entitled to an exemption from or reduction of withholding Taxes or Other Taxes (collectively, “Relevant Taxes”) under the law of the jurisdiction in which the Borrowers are resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall deliver to the applicable Obligor (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by the applicable Obligor or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Relevant Taxes. In addition, any Credit Party, if requested by the Borrowers or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the applicable Obligor or the Administrative Agent as will enable the applicable Obligor or the Administrative Agent to determine whether or not such Credit Party is subject to withholding or information reporting requirements. Notwithstanding the foregoing, no Credit Party shall be required to deliver any documentation pursuant to this Section 8.7(f) that such Credit Party is not legally able to deliver.

(g)	Subject to Applicable Law, additional amounts payable under Section 8.7(a) have the same character as the Payments to which they relate. For greater certainty, for example, additional amounts payable under Section 8.7(a), in respect of interest payable under a Credit Document, shall be payments of interest under such Credit Document. All payments made under this Section 8.7 shall be subject to the provisions of this Section 8.7.

(h)	The obligations of the Borrowers under this Section 8.7 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder or thereunder.

Article 9
REPAYMENTS AND PREPAYMENTS

9.1	Repayment of Credit Facility

The Borrowers shall repay to the Administrative Agent, for the account of the Lenders, in full the outstanding credit under the Credit Facility on the Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.

9.2	Voluntary Prepayments

The Borrowers shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time from the Designated Account, without penalty, provided that Section 8.5 shall be complied with in connection with any such prepayment and any such prepayment of all or any portion of any Loan shall be in an amount of no less than $1,000,000. Amounts under the Credit Facility which have been prepaid as aforesaid may be re-borrowed. Other than any payments required pursuant to Section 8.5, there are no premiums, penalties or other additional payments associated with any voluntary prepayments under this Section 9.2.

9.3	Mandatory Prepayments

The Borrowers shall, within five Banking Days of the occurrence of a Prepayment Disposition, prepay outstanding credit under the Credit Facility in an amount equal to 100% of the Applicable Prepayment Amount. Subject to the other terms and conditions of this agreement, amounts which are prepaid under the Credit Facility as aforesaid may be re-borrowed. Section 8.5 shall be complied with in connection with any prepayment pursuant to this Section 9.3.

9.4	Prepayment Notice

The Borrowers shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.2. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.9 and shall specify:

(a)	the date on which the prepayment is to take place;

(b)	the number of the Designated Account from which the prepayment will be debited or wired; and

(c)	the type and principal amount of the Loan or the portion thereof which is to be prepaid (which amount shall be at least $1,000,000).

9.5	Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in U.S. Dollars.

Article 10
REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Finance Parties to extend credit under the Finance Documents, TFPM and/or TF Bermuda hereby represent and warrant to the Finance Parties, as of the date of this agreement and as of the date each Loan is made hereunder (including any conversion to, or rollover into, any Term Benchmark Loan, but excluding any other conversion) as follows and acknowledge and confirm that the Finance Parties are relying upon such representations and warranties in entering into this agreement and in extending credit under the Finance Documents:

(a)	Status and Power of Obligors. Each Obligor is a corporation duly incorporated or continued and organized and validly subsisting in good standing under the laws of its governing jurisdiction. Each Obligor is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary or where failure to be in such standing or so qualified, registered or licensed would not reasonably be expected to have a Material Adverse Effect. Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, and to carry on its business as now conducted. Each Obligor has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which it is a party.

(b)	Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Finance Documents to which it is a party. Each Obligor has duly executed and delivered the Finance Documents to which it is a party. The Finance Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and (ii) the fact that the courts may deny the granting or enforcement of equitable remedies.

(c)	Compliance with Other Instruments.

(i)	The execution, delivery and performance by each Obligor of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, the charter or constating documents or by laws of, or any shareholder agreement or declaration relating to, such Obligor.

(ii)	The execution, delivery and performance by each Obligor of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, (i) do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, (x) any law, regulation, judgment, decree or order binding on or applicable to such Obligor or (y) any Material Agreement to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and, (ii) do not require the Approval of any Official Body or any other party, other than any necessary Approval of the counterparties of the Material Agreements, which Approval has been obtained and remains in full force and effect.

(d)	Financial Statements. The consolidated financial statements of TFPM for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with GAAP. The balance sheet of the aforesaid financial statement presents in all material respects a fair statement of the consolidated financial condition and assets and liability of TFPM as at the date thereof and the statements of operations, retained earnings and cashflows contained in the aforesaid financial statements fairly presents in all material respects the results of the consolidated operations of the Borrowers throughout the period covered thereby. Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the consolidated business of the Borrower, the Borrowers do not have, as at the date of such balance sheet, any outstanding Indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature required to be reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)	Litigation. Except as disclosed in Schedule K, there are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) pending or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)	Title to Assets. Each Obligor has good and marketable title to its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g)	Conduct of Business. No Obligor is in violation of any Applicable Laws, save (except in the case of Anti-Corruption Laws) for non-compliance which could not reasonably be expected to have a Material Adverse Effect. Each Obligor holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h)	Outstanding Defaults. No Default or Event of Default exists or would result from the incurring of any Secured Obligations by any Obligor. No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a material default under or in respect of any Transaction Document other than any default which the Borrowers have advised in writing pursuant to Section 11.1(f)(iii).

(i)	Tax Returns and Taxes. Except as disclosed on Schedule M, each Obligor has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all material Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books. The Borrower is a resident within the meaning of the Tax Act.

(j)	Expropriation or Condemnation. There is no present or threatened (in writing to an Obligor) expropriation or condemnation of the property or assets of any Obligor.

(k)	Environmental Compliance. Except as disclosed on Schedule N:

(i)	All facilities and property (including underlying groundwater) owned, leased, used or operated by each Obligor are owned, leased used or operated by such Obligor in compliance with all Environmental and Social Laws except where any non-compliance could not reasonably be expected to have a Material Adverse Effect and to the Knowledge of the Borrowers all facilities and property (including underlying groundwater) previously owned, leased, used or operated by each Obligor were owned or leased in compliance with all Environmental and Social Laws except where any non-compliance could not reasonably be expected to have a Material Adverse Effect;

(ii)	There are no pending or threatened (in writing)

(A)	claims, complaints, notices or requests for information received by any Obligor from any Official Body with respect to any alleged violation of any Environmental and Social Law which alleged violation could reasonably be expected to have a Material Adverse Effect;

(B)	complaints, notices or inquiries to any Obligor from any Official Body regarding potential liability under any Environmental and Social Law which potential liability could reasonably be expected to have a Material Adverse Effect;

(iii)	To the Knowledge of the Borrowers, there have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Materials at, on, under or from any property now or previously owned, operated, used or leased by any Obligor in violation of Environmental and Social Laws except for Releases of any Hazardous Materials which could not reasonably be expected to have a Material Adverse Effect;

(iv)	Each Obligor has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental and Social Laws to carry on its business except where any non-compliance could not reasonably be expected to have a Material Adverse Effect;

(v)	To the Knowledge of the Borrowers, no conditions exist at, on or under any property now or previously owned, operated, used or leased by any Obligor which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental and Social Law except for the existence of any such conditions which could not reasonably be expected to have a Material Adverse Effect; and

(vi)	For the avoidance of doubt, no representations are made with respect to the mines or projects to which Transaction Documents relate.

(l)	Subsidiaries and Partnerships. As at the date hereof, and hereafter, except as such information may change as a result of a transaction not prohibited hereby and, where required, reported to the Administrative Agent in accordance with Section 11.1(b)(iii), the chart attached hereto as Schedule G accurately sets out corporate structure of TFPM and all of its Subsidiaries. The Obligors account for greater than 90% of Consolidated Total Assets and greater than 90% of Consolidated Total Revenue.

(m)	Pension Plans. No Obligor has established, or has any liability under, a Canadian DB Pension Plan or a Non U.S./Can. Plan.

(n)	Collective Bargaining Agreements. No Obligor is a party to any collective bargaining agreement.

(o)	Material Agreements. Each Material Agreement to which any Obligor is a party is in full force and effect and no material breach by any Obligor or, to the Knowledge of the Borrowers, any other party thereto of any of the terms or conditions thereof has occurred and is continuing, and there have been no events that are continuing which, but for giving notice, lapse of time or any other condition subsequent, would constitute a default of a material obligation thereunder or would allow the early termination of such Material Agreement or the imposition of any material sanction on any party to such Material Agreement of which it is aware.

(p)	Insolvency Proceedings. No Obligor has:

(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)	in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)	made an assignment for the benefit of its creditors;

(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)	filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other Applicable Law or statute of Canada or other applicable jurisdiction or any subdivision thereof; or

(vi)	been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Obligor with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(q)	Solvency after Drawdown. On a consolidated basis, after giving effect to each extension of credit hereunder,

(i)	the assets of the Borrowers exceeds their liabilities, including contingent liabilities;

(ii)	the capital of the Borrowers shall not be unreasonably small to conduct their business; and

(iii)	the Borrowers have not incurred debts, nor have they intended to incur debts, beyond their abilities to pay such debts as they mature.

For the purpose of this 10.1(q), the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that is probable to become an actual or matured liability.

(r)	Purpose of Credit. No credit advanced to either Borrower under the Credit Facility and none of the other services and products to be provided by the Finance Parties to the Obligors under or in connection with the Finance Documents will be used for the purpose of funding, financing or facilitating any prohibited activities, business or transaction of or with any Sanctioned Person. No part of the proceeds of any Accommodation have been used by either Borrower directly or indirectly, (i) in violation of any Sanctions, or Anti-Corruption Laws, (ii) in violation of any Sanctions or (iii) to finance any hostile acquisition. No Obligor is a charity registered with the Canada Revenue Agency and no Obligor solicits charitable financial donations from the public.

(s)	Perfection Certificates. All information in each Perfection Certificate is true and correct in all material respects as at the date of delivery of such Perfection Certificate. TFPM has provided written notification to the Administrative Agent as required in accordance with Section 11.1(b) of any change in the information certified in the Perfection Certificates which change would result in a Lien on a Secured Asset becoming unperfected or, in the case of any after acquired asset, such asset not subject to a Lien under a Security Document.

(t)	Assets Insured. To the extent insurable, all Secured Assets are insured with insurers, in amounts, and for risks which are reasonable and prudent and appropriate to its size, nature and stage of development. All premiums due and payable under such policies have been paid and the Obligors are in compliance in all material respects with the terms of such policies.

(u)	Intellectual Property. Each Obligor owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its businesses without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect). No Obligor has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Obligor could reasonably be expected to have a Material Adverse Effect. No present or former employee of any Obligor and no other Person owns or claims in writing to own or has or claims in writing to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Obligor that could reasonably be expected to have a Material Adverse Effect.

(v)	Capital of Pledged Entities. On the date of the delivery of the relevant Perfection Certificate, the authorized and issued capital of each Pledged Entity that is a direct or indirect subsidiary of the Obligor delivering such Perfection Certificate and the owner of record of all such issued capital, is as set forth in the Perfection Certificate of such Obligor, and all of the issued Shares that have been issued by each Pledged Entity are outstanding as fully paid and, where applicable, non-assessable. There are no outstanding warrants, options or other agreements which require or may require the issuance of any Shares of any Pledged Entities or the issuance of any debt or securities convertible into Shares of any Pledged Entities, there are no outstanding debt or securities convertible into Shares of any Pledged Entity and there are no Shares allotted for issuance, in each case, other than those that may be outstanding to an Obligor. Other than as set forth in Schedule G hereto, no Person or group of Persons directly or indirectly owns or controls 25% or more of the outstanding Shares of TFPM other than the Elliott Group.

(w)	Liens and Pledges. The Liens granted to the Administrative Agent pursuant to the Security Documents delivered on or prior to the date this representation is made are fully perfected first priority Liens in and to the Secured Assets of the relevant Obligor, subject only to Permitted Liens and will, upon the acquisition of additional Secured Assets by such Obligor, subject only to Permitted Liens, constitute first charges or security interests upon all such Secured Assets of each such Obligor. All Shares issued by each Pledged Entity have been pledged in favour of the Administrative Agent for and on behalf of the Finance Parties, pursuant to a Security Document.

(x)	Consent Agreements, Consents, Approvals, etc. No Consent Agreements, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Administrative Agent are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents, (ii) to ensure the perfection and the intended priority of such Security and (iii) to implement the transactions contemplated hereby. For the avoidance of doubt, other than a Consent Agreement, there shall be no requirement under any Finance Document to obtain any third-party consent to the attachment of any security interests granted thereunder in any contractual rights.

(y)	No Material Adverse Change. Since the date of the most recent audited financial statements of TFPM furnished to the Administrative Agent pursuant to or in connection with any Finance Document, there has been no Material Adverse Change.

(z)	Sanctions. None of the transactions contemplated by the Finance Documents, nor the execution and delivery thereof, violates the Sanctions and each Obligor is in compliance with all Sanctions. Furthermore, none of the Obligors or any director, officer, employee or agent of the Obligors or any of their respective Affiliates is a Sanctioned Person or is engaged in any activity that would reasonably be expected to result in such Person being designated as a Sanctioned Person.

(aa)	Regulatory Compliance.

(i)	TFPM is a “reporting issuer” (or the equivalent) in one or more of the provinces and territories in Canada and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators. TFPM has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any written notification from a Securities Regulator seeking to revoke TFPM’s reporting issuer status.

(ii)	As of their respective filing dates, each of the then current Public Disclosure Documents complied with the requirements of applicable Securities Laws in all respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading save for non-compliance, untrue statements or omissions of fact which could not reasonably be expected to have a Material Adverse Effect. There is no material change as of the date on which this representation is made relating to TFPM which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators and made publicly available on SEDAR. TFPM has not filed any confidential material change report or other confidential report with any Securities Regulator or other Official Body which at the date hereof remains confidential.

10.2	Survival of Representations and Warranties

All of the representations and warranties of TFPM and/or TF Bermuda contained in Section 10.1 shall survive the execution and delivery of this agreement until the Secured Obligations Termination Date, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

Article 11
COVENANTS

11.1	Affirmative Covenants

Each Borrower hereby covenants and agrees with the Administrative Agent and the Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Prompt Payment. The Borrowers shall duly and punctually pay, or cause to be duly and punctually paid to the Finance Parties, all amounts payable by each Obligor under the Finance Documents to which it is a party at the times and places and in the currency and manner mentioned therein.

(b)	Financial Reporting. TFPM and/or TF Bermuda, as applicable, shall furnish each Lender with the following statements and reports:

(i)	as soon as reasonably practicable and in any event within 150 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the TFPM for such Fiscal Year together with the auditors’ report thereon, as well as a chart setting out the corporate structure of TFPM and all of its Subsidiaries, whether direct or indirect, and evidencing intercorporate share ownership to the extent the information in the prior delivered chart is out of date;

(ii)	as soon as reasonably practicable and in any event within 60 days after the end of each of the first three Fiscal Quarters in each Fiscal Year, TFPM’s unaudited consolidated financial statements for each of the first three Fiscal Quarters in each Fiscal Year, such financial statements of TFPM to consist of an income statement, a balance sheet and a statement of cash flows;

(iii)	concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed Compliance Certificate signed by a senior financial officer of each Borrower and written notification of any change in the information certified in the Perfection Certificates which change would result in the Lien in favour of the Administrative Agent on such Secured Asset becoming unperfected or, in the case of any after acquired asset, such asset not being subject to a Lien under a Security Document;

(iv)	within 120 days after the end of each Fiscal Year, (i) the annual plan and operating budget of TFPM prepared on a consolidated basis and (ii) TFPM’s updated four year financial model (in a format agreed between the Borrowers and the Co-Lead Arrangers) based on the life of mine for each mine subject to a Transaction Document (to the extent any such life of mine plan is publicly available or is otherwise available to an Obligor pursuant to a Transaction Document), in each case of (i) and (ii), as approved annually by each of TFPM’s board of directors; and

(v)	such other statements, reports and information as the Administrative Agent, on the instructions of the Majority Lenders may reasonably request from time to time.

(c)	Use of Proceeds. The Borrowers shall apply the proceeds of the Credit Facility (i) to, directly or indirectly, finance Permitted Acquisitions by way of Transaction Documents and (ii) otherwise for general and working capital purposes up to a maximum amount of $3,000,000. The Borrowers shall not drawdown credit under the Credit Facility solely for the purpose of accumulating cash in deposit or investment accounts outside the ordinary course of business. The Borrowers shall not use any part of the proceeds of any Accommodation (i) in violation of any Sanctions, (ii) in any manner which will result in the imposition of Sanctions against any Person (including any Person participating in the transactions contemplated hereby, whether as Credit Party or otherwise) or (iii) for any payments in breach of Anti-Corruption Laws.

(d)	Insurance. The Borrowers shall, and shall cause each other Obligor to, maintain on an individual or aggregate basis, with financially sound and reputable insurers, insurance with respect to the properties and business of each Obligor against loss, damage, risk or liability of the kinds customarily insured against by Persons carrying on a similar business. The Borrowers shall, and shall cause each other Obligor to, comply with all of the material provisions contained in all such insurance policies. All premiums for such insurance shall be paid by the Borrowers or applicable Obligor when due and certificates of insurance and, if requested, photocopies of the policies (in each case other than with respect to office assets) shall be delivered to the Administrative Agent if so requested.

(e)	Reimbursement of Expenses. The Borrowers shall:

(i) reimburse the Administrative Agent, on demand, for all reasonable and documented out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent including the reasonable and documented fees, disbursements and other charges of (A) one primary counsel and one local or special counsel per applicable jurisdiction to the Administrative Agent in connection with its due diligence as well as the negotiation, preparation, execution, delivery, syndication, participation, administration and interpretation of the Finance Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into) including the charges of Syndtrack and any lien search fees and lien registration fees,

(ii) reimburse each Credit Party’s agents or officers, on demand, for all reasonable out-of-pocket expenses of such agents or officers incurred during the continuance of a Default in connection with any visit of the nature referred to in Section 11.1(g), and

(iii) reimburse the Administrative Agent and the Lenders, on demand, for all out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Finance Documents.

(f)	Notices. TFPM and/or TF Bermuda, as applicable, shall promptly notify the Lenders in writing of:

(i)	the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Obligor or of the institution of any proceedings related thereto;

(ii)	any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of an Obligor) commenced or threatened in writing against or affecting an Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect;

(iii)	any notice of termination or material default, or any written threat of, or notice of, any termination or material default, of any Commodity Purchase Contract or Royalty Agreement;

(iv)	the entry into, or termination of, any intercreditor agreement and/or subordination agreement by any Obligor in connection with Commodity Purchase Contract or Royalty Agreement; and

(v)	upon the occurrence of either a Default or an Event of Default, the nature and date of the occurrence of such Default or Event of Default, assessment of the duration and effect thereof and the action proposed to be taken with respect thereto.

(g)	Inspection of Assets and Operations. The Borrowers shall, and shall cause each other Obligor to, permit representatives of the Credit Parties from time to time to discuss the Obligors’ business and affairs with their senior financial officers and to inspect the assets, property or undertaking of any Obligor and for those purposes to enter on any property which is owned and controlled by any Obligor and where any of the assets, property or undertaking of any Obligor may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable notice and at the cost of the Lenders; provided that, so long as no Event of Default has occurred and is continuing, such inspection shall be limited to once per calendar year.

(h)	Corporate Existence. Other than in connection with a Permitted Reorganization, each Borrower shall, and shall cause each other Obligor to, maintain its corporate existence in good standing and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the nature of its business makes such qualification necessary.

(i)	Conduct of Business. Each Borrower shall, and shall cause each other Obligor to, conduct its business according to good, safe and prudent industry practice, and otherwise in such a manner so as to comply with all Applicable Laws, so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom, except where such non-compliance, non-observance or non-performance could not reasonably be expected to have a Material Adverse Effect (save and except for Anti-Corruption Laws which shall not be so qualified by a Material Adverse Effect). Each Borrower shall, and shall cause each other Obligor to, conduct its business in such a manner so as to comply with all Environmental and Social Laws except where any non-compliance could not reasonably be expected to result in a Material Adverse Effect. Each Borrower shall, and shall cause each other Obligor to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied. Each Borrower shall, and shall cause each other Obligor to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business except where failure to so obtain such licenses, permits, government approvals, franchises, authorizations and rights would not reasonably be expected to have a Material Adverse Effect. For the avoidance of doubt, no covenant is provided with respect to the mines or projects to which Transaction Documents relate.

(j)	Taxes. The Borrowers shall pay, and shall cause each other Obligor to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(k)	Environmental Matters. The Borrowers shall, and shall cause each other Obligor to, promptly notify the Administrative Agent and provide copies upon receipt of all material written claims, complaints, notices or inquiries received from Official Bodies relating to the condition of its facilities and properties or material compliance with Environmental and Social Laws and, save for any good faith contesting of any such claims, complaints, notices or inquiries, shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to material compliance with Environmental and Social Laws. For the avoidance of doubt, no notifications shall be required with respect to the mines or projects to which Transaction Documents relate.

(l)	Net Debt/EBITDA Ratio. TFPM at all times shall maintain the Net Debt/EBITDA Ratio at less than or equal to [REDACTED – ratio deleted] and shall calculate such ratio as at the last day of each Fiscal Quarter.

(m)	Interest Service Coverage Ratio. TFPM shall at all times maintain the Interest Service Coverage Ratio to be greater than or equal to [REDACTED – ratio deleted] and shall calculate such ratio as at the last day of each Fiscal Quarter.

(n)	Books and Records. The Borrowers shall, and shall cause each other Obligor to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by GAAP and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice.

(o)	Change of Name or Jurisdiction of Formation. If any Obligor changes its legal name or its jurisdiction of formation or the jurisdiction of its location for the purposes of Sections 7 and 7.1 of the PPSA or adopts a French form of its legal name, the Borrowers shall provide the Administrative Agent with prior written notice of such change or adoption.

(p)	Additional Guarantees and Security.

(i)	At least ten Banking Days prior to the direct or indirect formation or acquisition or designation by a Borrower of a Subsidiary (other than an Immaterial Subsidiary) after the date hereof, such Borrower shall notify the Administrative Agent of such proposed formation or acquisition (a “Subsidiary Notice”).

(ii)	On or before the date of the formation or acquisition of any Subsidiary referred to in a Subsidiary Notice, such Borrower shall provide to the Administrative Agent a Perfection Certificate with respect to such Subsidiary and such other information regarding such Subsidiary and its business, finances and assets as the Administrative Agent may reasonably request.

(iii)	Each Borrower shall, or shall cause each entity (i) which is to become a Guarantor and is referred to in a Subsidiary Notice, which qualifies as a Guarantor (other than an Immaterial Subsidiary), to, as soon as reasonably practicable using its commercially reasonable efforts and in any event within ten Banking Days after the formation, acquisition or qualification of such Subsidiary, deliver to the Administrative Agent the following:

(A)	a Guarantee executed by such Subsidiary in favour of the Administrative Agent;

(B)	Security Documents executed by such Subsidiary in favour of the Administrative Agent and, to the extent required to perfect a pledge on the Shares of such Subsidiary, Security Documents (or amendments thereto) by the shareholder of such Subsidiary;

(C)	any Consent Agreements required to perfect the Security granted by such Subsidiary or for such Security to have the intended priority or to permit the Administrative Agent to access or otherwise enforce on its Security;

(D)	a certificate of status or good standing for such Subsidiary (where available) issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated;

(E)	certificates representing all of the issued and outstanding Shares of such Subsidiary, duly endorsed in blank or accompanied by an executed stock transfer power of attorney;

(F)	to the extent required hereunder and not previously delivered to the Administrative Agent by an Obligor on behalf of such Subsidiary, insurance certificates issued by the applicable insurance brokers with respect to the insurance policies maintained by or on behalf of the Subsidiary and acknowledging the interests of the Finance Parties in such policies as referred to in Section 11.1(d);

(G)	a Closing Certificate of such Subsidiary;

(H)	opinions of such Subsidiary’s counsel with respect to such Subsidiary, the enforceability of the afore-mentioned Credit Documents and as to such other matters as the Administrative Agent may reasonably request, and otherwise in form and substance satisfactory to the Administrative Agent; and

(I)	a certificate of a senior officer of each Borrower certifying that no Default has occurred and is continuing or would occur or arise immediately after or as a result of such Subsidiary becoming a Guarantor hereunder;

whereupon such Subsidiary shall become a Guarantor for all purposes of this agreement. Notwithstanding the aforementioned 10 Banking Day period which a Borrower has to cause such Subsidiary to become a Guarantor, the representations and warranties, covenants and Events of Default hereunder shall extend to such Subsidiary as if it had become a Guarantor hereunder on such date of formation or acquisition (provided that no Default shall arise solely as a consequence of the non-delivery of the documents and actions contemplated by this 11.1(q) prior to the date required pursuant hereto).

(q)	Security. Each Borrower shall ensure that, at all times, the Secured Obligations of the Obligors are collaterally secured by the Security and shall meet all obligations (including all filing and registration obligations) provided in the Security Documents subject to the terms hereof and thereof.

(r)	Violations of Anti-Terrorism Laws. If it obtains actual knowledge that any Obligor is the subject of any enforcement action or restriction under the Anti-Terrorism Laws and/or Anti-Corruption Laws, the Borrowers shall promptly notify the Administrative Agent in writing thereof. Upon the request of the Administrative Agent, it shall promptly provide any information the Administrative Agent, acting reasonably, believes is necessary to be delivered to comply with any Anti-Terrorism Laws and Anti-Corruption Laws.

11.2	Restrictive Covenants

TFPM and/or TF Bermuda, as applicable, hereby covenant and agree with the Administrative Agent and the Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Liens. No Borrower shall, and it shall not permit or suffer any Obligor to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b)	Corporate Existence. No Borrower shall, and it shall not permit or suffer any Obligor to, take part in any Corporate Reorganization other than pursuant to a Permitted Reorganization.

(c)	Disposition of Assets. No Borrower shall, and it shall not suffer or permit the other Obligors to, Dispose of any of their respective assets other than pursuant to a Permitted Disposition.

(d)	Risk Management Agreements. No Borrower shall, and it shall not suffer or permit any other Obligor to, enter into any Risk Management Agreement other than a Permitted Risk Management Agreement.

(e)	Amendments, Waivers & Consents. No Borrower shall, and it shall not suffer or permit any other Obligor to:

(i)	amend their articles of incorporation (other than in connection with a Permitted Reorganization) or amend, enter into or terminate any unanimous shareholder agreement applicable to an Obligor, in each case, if such amendment would reasonably be expected to have a Material Adverse Effect; or

(ii)	terminate any Transaction Document or accept the surrender of any Transaction Document, or permit any such action unless (A) a Permitted Replacement Transaction Document is concurrently entered, or (B) pursuant to the order of any court or administrative agency in any legal, judicial or administrative proceeding, or pursuant to any disclaiming of a Transaction Document by a counterparty thereto in any such proceeding; or

(iii)	without the prior written consent of the Administrative Agent, amend, grant or permit any waiver of, or grant or permit any consent or concession under, any Transaction Document, if the effect of any such amendment, waiver or consent (i) increases the price per unit payable by the relevant Obligor under any Commodity Purchase Contract or (ii) reduces (A) the quantum of commodity the relevant Obligor is entitled to purchase under a Commodity Purchase Contract or (B) the percentage of royalty payable to an Obligor under a Royalty Agreement; provided that a Buyback Exercise shall not violate this clause (iii).

(f)	Distributions. No Borrower shall, and it shall not suffer or permit any of its Subsidiaries to, declare or pay any Distributions unless, prior to paying such cash Distribution, the Distribution Conditions have been satisfied to the satisfaction of the Lenders, acting reasonably. Notwithstanding the foregoing, (A) the Borrowers shall be permitted to (i) declare and pay Distributions consisting of its Shares and (ii) make payments-in-kind consisting of capitalized interest on Subordinated Intercorporate Debt, and (B) any Obligor shall be permitted to declare and pay any Distribution to any other Obligor.

(g)	Indebtedness. No Borrower shall, and it shall not suffer or permit any other Obligor to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(h)	Investments. No Borrower shall, and shall not permit any other Obligor to, make any Investments other than Permitted Investments.

(i)	Acquisitions. No Borrower shall, and it shall not suffer or permit any other Obligor to, make any Acquisitions other than Permitted Acquisitions.

(j)	Transactions with Affiliates. No Borrower shall, and it shall not permit any other Obligor to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates (other than other Obligors) other than (x) pursuant to a Permitted Reorganization or a Permitted Investment or intercompany Indebtedness or Distributions not prohibited by this agreement or (y) at prices and on terms and conditions not less favourable to such Obligor than could be obtained on an arm’s length basis from unrelated third parties. No Borrower shall, and it shall not suffer or permit any Obligor to, enter into any transaction or series of transactions with Affiliates (other than other Obligors) of any of the Obligors, which involve an outflow of money or other property from such Obligor to an Affiliate of any of the Obligors, including payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than (x) pursuant to a Permitted Reorganization, a Permitted Disposition or a Permitted Investment or intercompany Indebtedness or Distributions not prohibited by this agreement or (y) on terms and conditions not less favourable to such Obligor as would be obtainable by such Obligor in a reasonably comparable arm’s length transaction with a Person other than an Affiliate of such Obligor.

(k)	Business Activities. No Borrower shall, and it shall not permit any other Obligor to (i) engage in any business activity other than the acquisition (whether pursuant to streaming or royalty agreements or otherwise), possession and sale of precious or base metals or diamonds, (ii) own assets in any jurisdiction other than a Permitted Jurisdiction, other than where acquired pursuant to a Permitted Acquisition or (iii) enter into any joint venture or partnership with any Person other than a Obligor.

(l)	Fiscal Year. No Borrower shall, and it shall not suffer or permit any of its Subsidiaries to, change its Fiscal Year end.

(m)	Pension Plans. No Obligor shall establish, or incur any liability under, a Canadian DB Pension Plan or a Non U.S./Can. Plan.

(n)	Bank of America NA, Australian Branch Accounts. No Obligor shall at the end of each Fiscal Quarter hold any monies on deposit with the Bank of America NA, Australian Branch (the “BofA Australia”) in excess of $[REDACTED – dollar amount deleted] until such time as an account control agreement, in the form and substance satisfactory to the Administrative Agent, has been entered into among the Administrative Agent, BofA Australia, the applicable Obligor and/or other relevant Persons to ensure the intended first ranking priority of the Lien over such accounts in favour of the Administrative Agent.

11.3	Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrowers, perform any covenant of the Borrowers under this agreement which such Obligor fails to perform or cause to be performed after demand for performance has been made and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of an Obligor and no such performance by the Administrative Agent shall require the Administrative Agent to further perform an Obligor’s covenants or shall operate as a derogation of the rights and remedies of the Finance Parties under this agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrowers to the Administrative Agent on behalf of the Lenders on demand.

Article 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1	Conditions Precedent to Effectiveness of this Agreement

This agreement shall become effective upon the fulfillment of the following conditions precedent:

(a)	to the extent not already delivered to the Administrative Agent, each Obligor has executed and delivered to the Administrative Agent the Credit Documents (including, in respect of any Credit Documents delivered pursuant to the Existing Credit Agreement, confirmations thereof) to which it is a party, each in form and substance satisfactory to the Administrative Agent;

(b)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)	a bringdown Perfection Certificate in respect of each Obligor;

(ii)	a Closing Certificate of each Borrower;

(iii)	a certificate of status, compliance or good standing for each Obligor issued by the appropriate governmental body or agency of the jurisdiction in an Obligor is incorporated;

(iv)	opinions of counsel to the Borrowers, addressed to, inter alia, the Administrative Agent and the Finance Parties and their counsel, relating to the status and capacity of the Borrowers, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents dated on or about the date hereof (other than the Fee Letter) to which each Borrower is a party in the jurisdiction of incorporation of each Borrower and the continuing perfection of the security interests created by the Security Documents delivered by such Obligors in connection with the Existing Credit Agreement in the jurisdiction where the Secured Assets of each Borrower are located or otherwise where each Borrower is incorporated, and such other matters as the Administrative Agent may reasonably request;

(c)	all documents and instruments shall have been properly registered, recorded and filed in all places which are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of such Security;

(d)	the Borrowers shall have paid all fees as well as all reasonable and documented out-of-pocket expenses payable to the Administrative Agent under or in connection with the Credit Documents (including the reasonable fees, disbursements and other charges of one primary counsel and one local or special counsel per applicable jurisdiction); and

(e)	no Material Adverse Effect shall have occurred since September 30, 2023.

12.2	Conditions Precedent to All Credit

The obligation of the Lenders to extend credit is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)	the relevant Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

(b)	no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)	the representations and warranties of the Borrowers contained in Section 10.1 shall be true and correct in all material respects (except that any representation and warranty which is already qualified as to materiality or by reference to any Material Adverse Effect shall be true and correct in all respects) on the date such credit is extended as if such representations and warranties were made on such date immediately after the relevant extension of credit except to the extent the same expressly relate to an earlier date; and

(d)	the conditions precedent in Section 12.1 have been fulfilled or waived.

12.3	Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 and 12.2 in whole or in part in respect of any other extension of credit.

12.4	Existing Credit Outstanding under Existing Credit Agreement

The parties hereto acknowledge that certain advances are outstanding under the Credit Facility (for the purposes of this sentence only, as defined in the Existing Credit Agreement) (the “Existing Advances”). The parties hereto agree that, contemporaneously with the fulfilment of the conditions precedent set forth in Section 12.1, the Existing Advances shall be deemed to be outstanding under the Credit Facility and governed by the terms hereof as if they were initially issued hereunder.

Article 13
DEFAULT AND REMEDIES

13.1	Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)	the breach by a Borrower of the provisions of Section 9.1 or 9.3;

(b)	the failure of a Borrower to pay any amount due under the Credit Documents (other than amounts due pursuant to Section 9.1 or 9.3) within three Banking Days after the payment is due;

(c)	other than pursuant to a Permitted Reorganization, the commencement by any Obligor or by any other Person of proceedings for the dissolution, liquidation or winding up of any Obligor or for the suspension of operations of any Obligor (provided that, if such proceedings are commenced by any Person other than a Obligor or an Affiliate thereof, such proceedings shall only constitute an Event of Default if such proceedings are not being diligently defended and have not been discharged, vacated or stayed within 30 days after commencement);

(d)	if any Obligor ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect applicable to such Obligor (provided that, if such proceedings are commenced by any Person other than a Obligor or an Affiliate thereof, such proceedings shall only constitute an Event of Default if such proceedings are not being diligently defended and have not been discharged, vacated or stayed within 30 days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian for it or such part of its property;

(e)	if any representation or warranty made by any Obligor in any Finance Document proves to have been incorrect in any material respect (or in any respect if any such representation or warranty is qualified by materiality) when made or furnished which, if capable of being cured, has not been remedied within ten Banking Days after written notice to do so has been given by the Administrative Agent to the Borrowers;

(f)	if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Obligor in connection with any judgment against it in an amount of at least $5,000,000 or its Exchange Equivalent, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within sixty days after its entry, commencement or levy;

(g)	any breach of any of Section 11.1(c), (l) or (m) or any provision of Section 11.2;

(h)	the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) and such breach or failure continues for ten Banking Days after the earlier of (x) the Borrowers becoming aware of such breach or failure or (y) the Administrative Agent or any other Credit Party giving the Borrowers notice of such breach or failure;

(i)	if one or more encumbrancers, lienors or landlords take possession of any part of an Obligor’s property having a fair market value of at least $5,000,000 or its Exchange Equivalent of any Obligor or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder;

(j)	if an event of default under any one or more agreements, indentures or instruments, under which any Obligor has outstanding Indebtedness in an amount of at least $5,000,000 or its Exchange Equivalent or under which another Person has outstanding Indebtedness in an amount of at least $5,000,000 or its Exchange Equivalent which is guaranteed by an Obligor, shall have occurred (with all applicable grace periods having expired) and be continuing;

(k)	any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Obligor which is a party thereto, enforceable by the Administrative Agent, the Lenders or any of them against such Obligor and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively cooperates with the Administrative Agent to so replace such Credit Document;

(l)	the validity, enforceability or priority of any of the Finance Documents is contested in any manner by any Obligor or an Affiliate thereof;

(m)	any Obligor or an Affiliate thereof repudiates or rescinds any Finance Document other than as expressly permitted therein;

(n)	any Security Document does not constitute first ranking, priority security in the Secured Assets of each Obligor (subject to Permitted Liens);

(o)	the occurrence of a Change of Control;

(p)	a default by an Obligor occurs, or any other event occurs under any Transaction Document, and continues without being waived after any applicable grace period specified in the Transaction Document, if the effect of the default or other event (if not waived) is to terminate, or permit the termination of by any other party to such Transaction Document;

(q)	a default by a party other than an Obligor occurs, or any other event occurs under any Transaction Document, and continues without being waived after any applicable grace period specified in the Transaction Document, if the effect of the default or other event (if not waived) is to terminate the Transaction Document, where the termination would have a Material Adverse Effect;

(r)	the termination or cancellation of the Cerro Lindo Agreement prior to its stated maturity or the declaration by a court of competent jurisdiction that the Cerro Lindo Agreement is not a valid and enforceable agreement.

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrowers, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrowers, declare all Indebtedness of the Borrowers to the Lenders pursuant to this agreement to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers (provided, however, that all such indebtedness of the Borrowers to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above).

13.2	Remedies Cumulative

The Borrowers expressly agree that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.3	Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing without notice to the Borrowers or to any other Person, any such notice being expressly waived by the Borrowers, to set off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrowers against and on account of the obligations and liabilities of the Borrowers which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Credit Documents.

Article 14
THE ADMINISTRATIVE AGENT

14.1	Appointment and Authorization of Administrative Agent

Each Finance Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Finance Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to execute and deliver, to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Finance Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Finance Party hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2	Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the person designated in the last notice delivered to it under Section 16.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3	Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the other Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4	Documents

The Administrative Agent shall not be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Finance Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5	Administrative Agent as Finance Party

With respect to those portions of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Finance Party and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Obligors and their Affiliates and persons doing business with the Obligors and/or any of their Affiliates as if it were not the Administrative Agent and without any obligation to account to the Finance Parties therefor.

14.6	Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Finance Parties under the Credit Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Finance Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrowers of such fact or has been notified by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7	Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1, or the other Credit Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Finance Parties under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrowers shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8	Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Finance Parties except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9	Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)	to the Borrowers or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties of any of its or their obligations under any of the Finance Documents;

(b)	to any Finance Party or Finance Parties as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of their respective obligations under any of the Finance Documents; or

(c)	to any Finance Party or Finance Parties for any statements, representations or warranties in any of the Finance Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Finance Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Finance Documents or any other document contemplated hereby or thereby.

14.10	Indemnification

The Finance Parties agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrowers) pro rata in accordance with their relative Exposures from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Finance Party shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11	Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)	in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrowers, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Obligors and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of the Credit Facility is being utilized by the Borrowers, it will continue to make its own independent evaluation of the financial condition and affairs of the Obligors.

14.12	Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrowers (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrowers and the Credit Parties. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrowers (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent or of a Lender on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Credit Parties and with the prior written consent of the Borrowers (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of $250,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Credit Party) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Credit Party). After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13	Delegation by Administrative Agent

With the prior approval of the Majority Lenders, the Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14	Waivers, Amendments and Consents

(a)	Subject to Sections 14.14(b) and (c), any term, covenant or condition of any of the Credit Documents may only be amended or consented to with the prior consent of the Borrowers and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment, waiver or consent shall directly:

(i)	increase the amount of the Credit Facility (other than pursuant to Section 2.4) or the amount of the Individual Commitment of any Lender;

(ii)	amend the definitions of “Applicable Rate”, “Applicable Prepayment Amount”, “Change of Control”, “Maturity Date”, “Prepayment Disposition”, “Sanctioned Person”, “Sanctions” or any definition forming part thereof;

(iii)	amend, waive or consent to a departure from Sections 9.1, 9.3, 10.1(r), 10.1(z) or 11.1(c); or

(iv)	extend the time for the payment of interest or fees on Accommodations, forgive any portion of principal thereof, reduce the stated rate of interest or fees thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect thereof.

(c)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender, each Qualified Cash Management Lender and each Qualified Risk Management Lender, no such amendment or waiver shall directly:

(i)	change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(ii)	permit any subordination or postponement of any of the Secured Obligations;

(iii)	except as otherwise permitted pursuant to Section 14.19, release or discharge the Security Documents, in whole or in part;

(iv)	alter the terms of this Section 14.14;

(v)	amend the definitions of “Cash Management Agreement”, “Lenders”, “Secured Risk Management Agreements”, “Enforcement Date”, “Exposure”, “Finance Documents”, “Finance Parties”, “Majority Lenders”, “Qualified Affiliate”, “Qualified Risk Management Lender”, “Risk Management Agreements” or “Secured Obligations” or any definition forming part thereof.

(vi)	change the ability of a Qualified Risk Management Lender to close out or terminate a Secured Risk Management Agreement or the ability to net or set-off; or

(vii)	amend or waive any Guarantee or Security Document (for greater certainty, subject to Section 14.19) or Section 11.2(d) or Sections 14.20 to 14.23, inclusive.

(d)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

(e)	Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that, without the consent of such Defaulting Lender, (i) the Individual Commitment of such Defaulting Lender may not be increased or extended, and (ii) the time for the payment of interest or fees on Accommodations shall not be extended, the principal thereof shall not be forgiven, the stated rate of interest or fees thereon shall not be reduced and the requirement of pro rata application of all amounts received by the Administrative Agent in respect thereof shall not be amended.

14.15	Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error. The Obligors are entitled to assume that any action taken by the Administrative Agent under or in connection with any Credit Document has been appropriately authorized by the Lenders or the Majority Lenders, as the case may be, pursuant to the terms hereof.

14.16	Adjustments among Lenders after Acceleration

(a)	The Lenders agree that, at any time after all Indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)	The Lenders agree that, at any time after all Indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrowers under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to the cancellation of termination thereof immediately prior to such acceleration, cancellation or termination.

(c)	For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrowers to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrowers to all the Finance Parties thereunder.

(d)	The Borrowers agree to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17	Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrowers, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18	Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Administrative Agent to each of the Finance Parties.

14.19	Discharge of Guarantees and Security

To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Lenders hereby authorize and direct the Administrative Agent to execute and deliver, and the Administrative Agent will execute and deliver at the request of the Borrowers, at the cost and expense of the Borrowers, such releases, discharges and other instruments which are necessary for the purposes of (i) releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or (ii) for the purpose of more fully and effectively carrying out the provisions of this Section 14.19.

14.20	Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders and prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure, each such calculation to be certified true and correct by the Finance Party providing same. Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party’s Exposure at such time. With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties. For the purposes of determining a particular Finance Party’s Exposure:

(a)	the Exposure of a Finance Party under any Credit Documents shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;

(b)	the Exposure of a Qualified Risk Management Lender in respect of Secured Risk Management Agreements shall be measured as the net exposure of such Qualified Risk Management Lender under all Secured Risk Management Agreements with the Obligors to which such Qualified Risk Management Lender is a party, being the aggregate exposure of such Qualified Risk Management Lender thereunder less the aggregate exposure of the relevant Obligor thereunder; the exposure of party to a Secured Risk Management Agreement shall be, in the case of a Secured Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Secured Risk Management Agreement in the event of the early termination as of such date of such Secured Risk Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Secured Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Secured Risk Management Agreement, in each case expressed in United States dollars;

(c)	the Exposure of a Qualified Cash Management Lender in respect of Cash Management Agreements shall be measured as the net exposure of such Qualified Cash Management Lender under all Cash Management Agreements with the Obligors to which such Qualified Cash Management Lender is a party, being the aggregate exposure of such Qualified Cash Management Lender thereunder less the aggregate exposure of the Obligors thereunder; the exposure of a party to a Cash Management Agreement shall be, in the case of a Cash Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Cash Management Agreement in the event of the early termination as of such date of such Cash Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Cash Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Cash Management Agreement, in each case expressed in United States dollars; and

(d)	any amount of Secured Obligations of the Borrowers denominated in any currency other than United States dollars shall be expressed as the U.S. Dollar Equivalent thereof.

14.21	Decision to Enforce Security

Upon the Security becoming enforceable in accordance with its terms, the Administrative Agent shall promptly so notify each of the Finance Parties. Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Finance Parties. From time to time, any Lender may submit a proposal to the Administrative Agent as to the manner in which the Security should be enforced and the Administrative Agent shall submit any such proposal to the Finance Parties for approval of the Majority Lenders. The Administrative Agent shall promptly notify the Finance Parties of all instructions and approvals of the Majority Lenders. If the Majority Lenders instruct the Administrative Agent to enforce the Security, each of the Finance Parties agree to accelerate the Secured Obligations owed to it to the extent permitted under the relevant Finance Document and in accordance with the relevant Finance Document.

14.22	Enforcement

The Administrative Agent reserves the sole right to enforce, instruct or otherwise deal with, the guarantee of Borrowers in Article 15, the Guarantees and the Security and any Intercreditor Agreement and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the guarantee of the Borrowers in Article 15, the Guarantees and the Security only as the Majority Lenders shall instruct.

14.23	Application of Cash Proceeds of Realization.

(a)	All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)	Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)	firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (including all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents and Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including all legal fees and disbursements) in the exercise of all or any powers granted to it under this agreement, the Guarantees and the Security Documents;

(ii)	secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents;

(iii)	thirdly, to the payment of interest and fees forming part of the Secured Obligations;

(iv)	fourthly, to the payment of the Secured Obligations of the Obligors (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures, which Cash Proceeds of Realization shall be applied by each Finance Party to its Exposure in such manner as it sees fit; and

(v)	the balance, if any, in accordance with Applicable Law.

14.24	Survival

The provisions of Article 8, Article 10, Article 11, Article 14, Article 15 and Section 16.7 and all other provisions of this agreement which are necessary to give effect to each of the provisions of such Articles shall survive the permanent repayment in full of the Credit Facility and the termination of all of the Individual Commitments of the Lender in connection therewith until the Secured Obligations Termination Date.

14.25	Entering Into Contracts

The Administrative Agent may enter into any Credit Document as agent for and on behalf of the Finance Parties.

Article 15
GUARANTEE

15.1	Guarantee

Each of TFPM and TF Bermuda hereby unconditionally, absolutely and irrevocably guarantees the full and punctual payment to the Finance Parties, as and when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise of all of the Secured Obligations of each other Obligor in the same currency as the currency of such Secured Obligations, whether for principal, interest, fees, expenses, indemnities or otherwise. The guarantee by each Borrower (the “first Borrower”) hereunder shall not extend to the Secured Obligations of the other Borrower for which the first Borrower is jointly and severally liable pursuant to Section 1.21.

15.2	Nature of Guarantee

The guarantee provided for in this Article 15 shall in all respects be a continuing, absolute, unconditional and irrevocable guarantee of payment when due and not of collection, and shall remain in full force and effect until the Secured Obligations Termination Date. Each of TFPM and TF Bermuda guarantees that the Secured Obligations of each other and each other Obligor will be paid strictly in accordance with the terms thereof, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Finance Parties with respect thereto. Each of TFPM and TF Bermuda renounces all benefits of discussion and division. The liability of each of TFPM and TF Bermuda hereunder shall be absolute, unconditional and irrevocable irrespective of, and without being released or limited by:

(a)	any lack of validity, legality or enforceability of any provision of this agreement;

(b)	the failure of any Finance Party

(i)	to assert any claim or demand or to enforce any right or remedy against any Obligor or any other Person (including any other guarantor) under the provisions of this agreement, or otherwise, or

(ii)	to exercise any right or remedy against any other guarantor of, or collateral securing, any of the Secured Obligations;

(c)	any change in the time, manner or place of payment of, or in any term of, all or any of the Secured Obligations, or any other extension, compromise, indulgence or renewal of any Secured Obligation;

(d)	any reduction, limitation, variation, impairment, discontinuance or termination of the Secured Obligations for any reason (other than by reason of any payment which is not required to be rescinded), including any claim of waiver, release, discharge, surrender, alteration or compromise, and shall not be subject to (and each of TFPM and TF Bermuda hereby waive any right to or claim of) any defence or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, the Secured Obligations or otherwise (other than by reason of any payment which is not required to be rescinded);

(e)	any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of the Secured Obligations or any guarantees or security;

(f)	any addition, exchange, release, discharge, renewal, realization or non-perfection of any collateral security;

(g)	any amendment to, or waiver or release or addition of, or consent to departure from, any other guarantee held by the Finance Parties as security for any of the Secured Obligations;

(h)	the loss of or in respect of or the unenforceability of any other guarantee or other security which the Finance Parties may now or hereafter hold in respect of the Secured Obligations, whether occasioned by the fault of a Finance Party or otherwise;

(i)	any change in the name of an Obligor or in the constating documents, capital structure, capacity or constitution of an Obligor, the bankruptcy or insolvency of an Obligor, the sale of any or all of an Obligor’s business or assets or being consolidated, merged or amalgamated with any other Person; or

(j)	any other circumstance (other than final payment in full) which might otherwise constitute a defence available to, or a legal or equitable discharge of any surety or any other guarantor.

Any Secured Obligation which may not be recoverable from TFPM or TF Bermuda as guarantor shall be recoverable from TFPM or TF Bermuda as principal debtors in respect thereof.

15.3	Finance Parties not Bound to Exhaust Recourse

The Finance Parties shall not be bound to exhaust their recourse against an Obligor or others or any security or other guarantees it may at any time hold before being entitled to payment hereunder from TFPM or TF Bermuda.

15.4	Evidence of Secured Obligations

A written statement of the Administrative Agent as to the amount of any Secured Obligations of an Obligor shall, except for manifest error, be conclusive evidence and shall, in any event, be prima facie evidence against such Obligor as to the amount of such Secured Obligations.

15.5	Guarantee in Addition to Other Security

The guarantee provided for in this Article 15 shall be in addition to and not in substitution for any other guarantee or other security which the Finance Parties may now or hereafter hold in respect of the Secured Obligations, and the Finance Parties shall be under no obligation to marshal in favour of the Borrowers any other guarantee or other security or any moneys or other assets which they may be entitled to receive or may have a claim upon.

15.6	Reinstatement

The guarantee provided for in this Article 15 and all other terms of this Article 15 shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment by TFPM or TF Bermuda or any other Obligor of any of the Secured Obligations is rescinded or must otherwise be returned by the recipients thereof by reason of the insolvency, bankruptcy or reorganization of TFPM or TF Bermuda or such other Obligor or for any other reason, all as though such payment had not been made.

15.7	Waiver of Notice, Etc.

Each of TFPM and TF Bermuda hereby waive promptness, diligence, notice of acceptance and any other notice with respect to any of the Secured Obligations and this agreement.

15.8	Subrogation Rights, Assignment and Postponement of Claim

Until the Secured Obligations Termination Date, all dividends, compositions, proceeds of security or payments received by the Finance Parties in respect of the Secured Obligations shall be regarded for all purposes as payments in gross. Neither of TFPM or TF Bermuda shall exercise any rights which it may acquire by way of subrogation under this agreement, by any payment made hereunder or otherwise, until the Secured Obligations Termination Date. Any amount paid to TFPM or TF Bermuda on account of any such subrogation rights prior to the Secured Obligations Termination Date shall be held in trust for the benefit of the Finance Parties and shall immediately be paid to the Finance Parties and credited and applied against the Secured Obligations, whether matured or unmatured, in accordance with the terms hereof; provided, however, that if the Secured Obligations Termination Date has occurred, TFPM or TF Bermuda, as applicable, shall be subrogated to the rights of the Finance Parties against the applicable Obligor with respect to all Secured Obligations of such Obligor and, at the request of TFPM or TF Bermuda, as applicable, the Finance Parties will execute and deliver to the Borrowers appropriate documents (without recourse and without representation or warranty, except that it has not released, assigned or encumbered any subject Secured Obligations) necessary to evidence the transfer by subrogation to TFPM or TF Bermuda, as applicable, of all such Secured Obligations.

15.9	Advance After Certain Events

All advances, renewals and credits made or granted hereunder or in connection herewith by the Finance Parties purportedly to or for any Obligor after the bankruptcy or insolvency of such Obligor but before the Finance Parties have received notice thereof, shall be deemed to form part of the Secured Obligations, and all advances, renewals and credits obtained from the Finance Parties hereunder purportedly by or on behalf of any Obligor shall be deemed to form part of the Secured Obligations, notwithstanding any lack or limitation of power, incapacity or disability of such Obligor or of the directors or agents thereof and notwithstanding that such Obligor may not be a legal or suable entity and notwithstanding any irregularity, defect or informality in the obtaining of such advances, renewals or credits, whether or not the Finance Parties had knowledge thereof. Any such advance, renewal or credit which may not be recoverable from TFPM or TF Bermuda as guarantor shall be recoverable from TFPM or TF Bermuda, as applicable, as principal debtor in respect thereof.

Article 16
MISCELLANEOUS

16.1	Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent to the email address (which email notice shall be sent with a “read receipt” request to qualify as a valid notice hereunder), as the case may be, set out opposite the parties’ name on the signature page hereof or at or to such other address or addresses or email address as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery is received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by email as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission. Any party sending a notice hereunder by email shall, in order to constitute valid notice hereunder, have received a confirmation of receipt from the intended recipient’s email server.

16.2	Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

16.3	Counterparts

This agreement may be executed in one or more counterparts, and by means of email or other electronic form, including PDF, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

16.4	Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

16.5	Assignment

(a)	Neither the Credit Documents nor the benefit thereof may be assigned by TFPM or TF Bermuda.

(b)	A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this agreement to the Borrowers shall remain unchanged and such Lender shall remain solely entitled to enforce its rights hereunder, such Lender shall remain solely responsible for the performance thereof and the Borrowers shall continue to be obligated to such Lender in connection with such Lender’s rights under this agreement. The Borrowers agree that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement. The Borrowers also agree that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation, provided, that such Participant shall have complied with obligations of a Lender provided in Article 8 and that no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by the relevant Lender to such Participant had no such transfer occurred.

(c)	With the prior written consent of, (x) the Borrowers (which consent shall not be required (i) if such sale is to one or more other Lenders or to an Affiliate of any Lender unless such sale results in an increased cost to the Borrowers or (ii) in circumstances where a Default has occurred and is continuing) and (y) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Eligible Assignees (“Purchasing Lenders”). No consent shall be required in the case of the sale by a Lender listed in Schedule II or Schedule III of the Bank Act (Canada) to its Affiliate that is listed in Schedule II or Schedule III to the Bank Act (Canada). Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of any damages arising in connection with it being or becoming a Defaulting Lender. Any such assignment shall be for Individual Commitments of at least $5,000,000 or such lesser amounts as would represent the entire interest of such Lender. Upon such sale, the Lender shall either retain an Individual Commitment of $5,000,000 or have assigned the entirety of its Individual Commitment. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $[REDACTED – dollar amount deleted] for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to specific Individual Commitments with respect to the Credit Facility and a specific mailing address and email address for the purpose of notices as provided in Section 16.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrowers. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment, mailing address and email address as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender. Notwithstanding the foregoing, no consent of any Person shall be required, nor shall any assignment fee be payable, where a Lender assigns all or any part of its rights and obligations hereunder to one or more other Lenders or Affiliates of a Lender (unless such sale results in an increased cost to the Borrowers, in which case, the consent of the Borrowers shall be required unless a Default has occurred and is continuing) or pledges or assigns its rights hereunder to a Federal Reserve Bank of the United States, the Bank of Canada, the European Central Bank or any other central bank.

(d)	TFPM and TF Bermuda authorize the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee or any professional advisor of any Transferee or prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Obligors which has been delivered to them by or on behalf of the Borrowers pursuant to this agreement or which has been delivered to them by or on behalf of the Borrowers in connection with their credit evaluation of the Obligors prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non brokerage affiliates, employees, accountants or legal counsel, unless required by law and authorizes each of the Lenders to disclose to any other Lender and to any Person where disclosure is required by law, regulation, legal process or regulatory authority (for certainty under any circumstance and not solely in connection with assignment of rights).

16.6	Disclosure.

(a)	Each of the Administrative Agent and the other Finance Parties agrees to use all Information solely for the purposes of providing services that are the subject of the Finance Documents and shall treat confidentially all such Information, except that Information may be disclosed (a) to it, its Affiliates and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom disclosure is made will be informed of the confidential nature of the Information and instructed to keep the Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other Finance Party, (e) in connection with the exercise of any remedies under any Credit Document or any action or proceeding relating to any Credit Document or the enforcement of rights under the Credit Documents, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this agreement or (ii) any actual or prospective counterparty (or its advisors) to any Risk Management Agreement, credit-linked note or similar transaction relating to the Borrowers and the Secured Obligations, and any credit insurance or reinsurance provider relating to the Borrowers and its Secured Obligations, (g) with the consent of the Borrowers or (h) to the extent Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any Finance Party on a non-confidential basis from a source other than an Obligor.

(b)	For purposes of this Section, “Information” means all information received in connection with any Credit Document from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that was available to the Administrative Agent or any other Finance Party on a non-confidential basis before such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if the Person has exercised the same degree of care to maintain the confidentiality of the Information as the Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit Facility as is necessary to assign unique identifiers (and, if requested, supply a copy of this agreement), it being understood that the Person to whom disclosure is made will be informed of the confidential nature of the Information and instructed to make available to the public only such Information as the Person normally makes available in the course of its business of assigning identification numbers.

(c)	In addition, the Administrative Agent may provide customary information including details of the Obligors, the amount, term, purpose, pricing and repayment requirements of the Credit Facility and the principal covenants contained in this agreement to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

16.7	Judgment Currency

(a)	If, for the purpose of obtaining or enforcing judgment against the Borrowers in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 16.7 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 16.7 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of a jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 16.7(a)(ii) being hereinafter in this Section 16.7 referred to as the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 16.7(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrowers shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)	Any amount due from the Borrowers under the provisions of Section 16.7(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)	The term “rate of exchange” in this Section 16.7 means the exchange rate for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada at or about 4:30 p.m. for the day immediately prior to the day in question.

16.8	Contractual Recognition of Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including:

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document applicable solely to the relevant Party to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

16.9	Illegality

If any Lender determines, acting reasonably, that any Applicable Law has made it unlawful, or that any Official Body (other than a first nations or aboriginal government) has asserted that it is unlawful, for such Lender to hold or benefit from a Guarantee or Lien over real property, as the case may be, pursuant to any law of any country, such Lender may notify the Administrative Agent and disclaim any benefit of such Guarantee or Lien over real property, as the case may be, to the extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Guarantee or Lien over real property, as the case may be, for the benefit of any other Lender.

16.10	Anti-Money Laundering Legislation

The Borrowers acknowledge that, pursuant to Anti-Money Laundering Legislation, the Finance Parties may be required to obtain, verify and record information regarding each Obligor, their respective directors, authorized signing officers, direct or indirect shareholders or other persons in Control of such Obligor, and the transactions contemplated by the Finance Documents, and disclose such information to Official Bodies. The Borrowers consent to such information being obtained, verified, recorded and disclosed to Official Bodies and agree to promptly provide to the Finance Parties all such information, including supporting documentation and other evidence, as may be reasonably requested by a Finance Party, or any prospective Transferee or in order to comply with Anti-Money Laundering Legislation.

16.11	Relationship Between Parties

The relationship between the Borrowers and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrowers and lenders.  Neither the Administrative Agent nor the Lenders shall under any circumstances be construed to be partners or joint venturers of the Borrowers or its Affiliates.  Neither the Administrative Agent nor the Lenders shall under any circumstances be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrowers or its Affiliates, or to owe any fiduciary duty to the Borrowers or its Affiliates.  Neither the Administrative Agent nor the Lenders undertake or assume any responsibility or duty to the Borrowers or its Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrowers or its Affiliates of any matter in connection with their property or the operations of the Borrowers or its Affiliates. The Borrowers and its Affiliates shall rely entirely upon their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Administrative Agent or the Lenders in connection with such matters shall be solely for the protection of the Administrative Agent and the Lenders, and neither the Borrowers nor any other Person shall be entitled to rely thereon.

16.12	Further Assurances

Each of TFPM and TF Bermuda shall, and shall cause each other Obligor to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the property and assets of the Obligors, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens (subject to Permitted Liens which by their nature would constitute prior ranking security).

16.13	Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto (including the Fee Letters) constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

16.14	Acknowledgement Regarding Any Supported QFCs.

To the extent that the Finance Documents provide support, through a guarantee or otherwise, for any Secured Risk Management Agreement or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Finance Documents and any Supported QFC may in fact be stated to be governed by the laws of, inter alia, the Province of Ontario). In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Finance Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Finance Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

16.15	Erroneous Payments

(a)	Each Lender hereby agrees that (i) if the Administrative Agent notifies such Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Lender (whether or not known to such Lender) (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Lender shall promptly, but in no event later than five Banking Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received) and (ii) to the extent permitted by Applicable Law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender under this clause (a) shall be conclusive, absent manifest error.

(b)	Without limiting immediately preceding clause (a), each Lender hereby further agrees that if it receives an Erroneous Payment from the Administrative Agent (or any of its affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its affiliates) with respect to such Erroneous Payment (an “Erroneous Payment Notice”), (y) that was not preceded or accompanied by an Erroneous Payment Notice, or (z) that such Lender otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), in each case, an error has been made (and that it is deemed to have knowledge of such error at the time of receipt of such Erroneous Payment) with respect to such Erroneous Payment, and to the extent permitted by Applicable Law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. Each Lender agrees that, in each such case, it shall promptly (and, in all events, within one Banking Day of its knowledge (or deemed knowledge) of such error) notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in all events no later than five Banking Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds (in the currency so received).

(c)	The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrowers or any other Obligor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrowers or any other Obligor or (ii) the proceeds of realization from the enforcement of one or more Credit Documents against or in respect of one or more of the Obligors, in each case, for the purpose of making such Erroneous Payment.

(d)	The Borrowers hereby agree that in the event an Erroneous Payment (or portion thereof) is not recovered from any Lender that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount.

(e)	Each party’s obligations under this Section 16.15 shall survive the resignation or replacement of the Administrative Agent, the termination of all Individual Commitments or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Credit Document.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Triple Flag Precious Metals Corp. Suite 4535, 161 Bay Street, TD Canada Trust Tower, Toronto, Canada M5J 2S1	TRIPLE FLAG PRECIOUS METALS CORP., as Borrower
	By:	/s/ C. Warren Beil
Attention: Sheldon Vanderkooy, Chief Financial Officer and Corporate Secretary		Name: C. Warren Beil Title: General Counsel
Email: [REDACTED – personal information deleted]

NBC/Triple Flag: Third Amended and Restated Credit Agreement

Triple Flag International Ltd. c/o Triple Flag Precious Metals Corp. Suite 4535, 161 Bay Street, TD Canada Trust Tower, Toronto, Canada M5J 2S1	TRIPLE FLAG INTERNATIONAL LTD., as Borrower
	By:	/s/ Lehsan Daniel
Attention: Sheldon Vanderkooy, Chief Financial Officer and Corporate Secretary		Name: Lehsan Daniel Title: Director
Email:[REDACTED – personal information deleted]

NBC/Triple Flag: Credit Agreement

National Bank of Canada Corporate Customer Service - Syndication and Agency Group 500 Place d’Armes, 21st Floor Montreal, Quebec H2Y 2W3	NATIONAL BANK OF CANADA, as Administrative Agent
	By:	/s/ Lauren Reid
Attention: Syndication		Name: Lauren Reid
Email: [REDACTED – personal information deleted]		Title: Director

	By:	/s/ Allan Fordyce
Name: Allan Fordyce
Title: Managing Director

National Bank of Canada 130 King Street West, 32nd Floor Toronto, Ontario M5X 1J9	NATIONAL BANK OF CANADA, as Lender
	By:	/s/ Jonathan Campbell
Attention: Allan Fordyce		Name: Jonathan Campbell
Email: [REDACTED – personal information deleted]		Title: Managing Director

	By:	/s/ Allan Fordyce
Name: Allan Fordyce
Title: Managing Director

NBC/Triple Flag: Third Amended and Restated Credit Agreement

The Bank of Nova Scotia Global Mining 62nd Floor, Scotia Plaza 40 King Street West Toronto, ON M5W 2X6	THE BANK OF NOVA SCOTIA, as Lender
Attention: Managing Director	By:	/s/ Elizabeth Daponte
Email: [REDACTED – personal information deleted]		Name: Elizabeth Daponte
Title: Managing Director

	By:	/s/ Monika Kokolari
Name: Monika Kokolari
Title: Associate

NBC/Triple Flag: Third Amended and Restated Credit Agreement

Bank of America, N.A., Canada Branch 181 Bay St., 4th Floor Toronto, ON M5J 2V8	BANK OF AMERICA, N.A., CANADA BRANCH, as Lender
Attention: Angelos Karistinos	By:	/s/ Angelos Karistinos
Email: [REDACTED – personal information deleted]		Name: Angelos Karistinos
Title: Senior Vice President, Commercial Credit Officer

NBC/Triple Flag: Third Amended and Restated Credit Agreement

Canadian Imperial Bank of Commerce Global Mining Corporate Banking 161 Bay Street, 8th Floor Toronto, Ontario M5J 2S8	Canadian Imperial Bank of Commerce, as Lender
Attention: Kazim Mehdi	By:	/s/ Kazim Mehdi
Email: [REDACTED - personal information deleted]		Name: Kazim Mehdi
Title: Managing Director
	By:	/s/ Peter Yoo
Name: Peter Yoo
Title: Director

NBC/Triple Flag: Third Amended and Restated Credit Agreement

Bank of Montreal Corporate Banking 100 King St. West, 5th Floor Toronto, ON M5X 1H3	BANK OF MONTREAL
Attention: Bob Deol	By:	/s/ Angela Ma
Email: [REDACTED – personal information deleted]		Name: Angela Ma
Title: Director, Corporate Banking

NBC/Triple Flag: Third Amended and Restated Credit Agreement

Royal Bank of Canada Royal Bank Plaza P.O. Box 50, 200 Bay Street 5th Floor, South Tower Toronto, Ontario M5J 2W7	ROYAL BANK OF CANADA
Attention: Strati Georgopoulos	By:	/s/ Strati Georgopoulos
Email: [REDACTED – personal information deleted]		Name: Strati Georgopoulos
Title: Authorized Signatory

By:
Name:
Title:

NBC/Triple Flag: Third Amended and Restated Credit Agreement

The Toronto-Dominion Bank TD Tower, 9th floor 66 Wellington Street Toronto, ON M5K 1A2	THE TORONTO-DOMINION BANK
Attention: Liza Straker	By:	/s/ Liza Straker
Email: [REDACTED – personal information deleted]		Name: Liza Straker
Title: Managing Director

	By:	/s/ Janet Liu
Name: Janet Liu
Title: Vice President

NBC/Triple Flag: Third Amended and Restated Credit Agreement

Credit Suisse AG, Toronto Branch	CREDIT SUISSE AG, TORONTO BRANCH
Attention:	By:	/s/ Szymon Ordys
Email: [REDACTED – personal information deleted]		Name: Szymon Ordys
Title: Authorized Signatory

	By:	/s/ Chris Gage
Name: Chris Gage
Title: Authorized Signatory

NBC/Triple Flag: Third Amended and Restated Credit Agreement

Schedule A
Lenders and Individual Commitments

Lenders	Individual Commitments
National Bank of Canada	$[REDACTED – dollar amount deleted]
The Bank of Nova Scotia	$[REDACTED – dollar amount deleted]
Canadian Imperial Bank of Commerce	$[REDACTED – dollar amount deleted]
Bank of America, N.A., Canada Branch	$[REDACTED – dollar amount deleted]
Royal Bank of Canada	$[REDACTED – dollar amount deleted]
The Toronto-Dominion Bank	$[REDACTED – dollar amount deleted]
Bank of Montreal	$[REDACTED – dollar amount deleted]
Credit Suisse AG, Toronto Branch	$[REDACTED – dollar amount deleted]
Total	$500,000,000

Schedule B
Compliance Certificate

TO:          NATIONAL BANK OF CANADA
                 Attention:         Agency Compliance
                 E-mail:                [REDACTED – personal information deleted]

I, ____________________, the [senior financial officer] of Triple Flag Precious Metals Corp. as Borrower (as defined below), hereby certify that, not in a personal capacity and without personal liability:

1.	I am the duly appointed [senior financial officer] of Triple Flag Precious Metals Corp. (“TFPM”) named in the third amended and restated credit agreement dated as of January 17, 2024 (the “Credit Agreement”) between TFPM and Triple Flag International Ltd. (together with TFPM, as “Borrowers” and each one, a “Borrower”), the Lenders named therein and National Bank of Canada, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of the Borrowers pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.	The Obligors have fulfilled their obligations under the Credit Documents to which each are a party and all representations and warranties made in the Credit Agreement continue to be true and correct as of the date hereof[1], except where such representation and warranty refers to a different date;

4.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

5.	As at or for the relevant period ending _______________________, the amounts and financial ratios/covenants as contained in Sections 11.1(l) and (m) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:[2]

		Actual Amount or Percentage	Required Amount or Percentage
(a)	Net Debt/EBITDA Ratio		[REDACTED – ratio deleted]
(b)	Interest Service Coverage Ratio		[REDACTED – ratio deleted]

1 If not the case, specify the nature of the inaccuracy.

2 In addition to the calculation worksheet, the Borrowers shall provide detailed calculations demonstrating its calculation of Total Indebtedness and Rolling EBITDA for the purposes hereof.

The attached calculation worksheet as at the relevant period ending ________ accurately sets out the information therein contained.

6.	Attached hereto is

(i)	supplemental disclosure in respect of the Perfection Certificates to the extent mandated pursuant to Section 11.1(b)(iii); and

(ii)	to the extent that the organizational chart most recently provided is inaccurate, an organizational chart setting out the corporate structure of TFPM and indicating intercorporate share ownership.

7.	As at the date hereof the five Material Transaction Documents having the greatest NAV, and their respective NAV, are as follows:

	Material Transaction Document	NAV
1.	[REDACTED – confidential information redacted]	$[●]
2.	[REDACTED – confidential information redacted]	$[●]
3.	[REDACTED – confidential information redacted]	$[●]
4.	[REDACTED – confidential information redacted]	$[●]
5.	[REDACTED – confidential information redacted]	$[●]

8.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

CALCULATION WORKSHEET

Following the definitions and calculations more fully defined in the Credit Agreement:

Net Debt/EBITDA Ratio

Total Indebtedness	$	(A)
Consolidated Unrestricted Cash	$	(B)
Rolling EBITDA	$	(C)
Net Debt/EBITDA Ratio (Actual)		((A-B):C)

Net Debt/EBITDA Ratio (Max. Permitted): (See Section 11.1(l))

Compliance [Yes]/[No]

Interest Service Coverage Ratio

Rolling EBITDA	$	(C)
Rolling Interest Service	$	(D)
Interest Service Coverage Ratio (Actual):	$	(C:D)

Interest Service Coverage Ratio (Min. Permitted): [REDACTED – ratio deleted]

Compliance [Yes]/[No]

Schedule C
Form of Assignment

Dated __________, 20___

Reference is made to the third amended and restated credit agreement dated as of January 17, 2024 (the “Credit Agreement”) between Triple Flag Precious Metals Corp., (“TFPM”), Triple Flag International Ltd. (together with TFPM, “Borrowers”) the Lenders named therein and National Bank of Canada, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)	The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement with respect to the Credit Facility as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents as it relates to the Credit Facility).

(b)	The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Obligor or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrowers of the assignment to the Assignee hereunder.

(c)	The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrowers and the Administrative Agent in accordance with Section 16.5(c) of the Credit Agreement.

(d)	The Assignee hereby agrees to the specific Individual Commitment under the Credit Facility of $___________ and to the mailing address and email address set out after its name on the signature page hereof for the purpose of notices as provided in Section 16.1 of the Credit Agreement.

(e)	As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)	The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Name:
Title:

[ASSIGNEE]
By:
Name:
Title:

Address

Attention:
Email:

Acknowledged and agreed to as of this ___________ day of ___________ , 20______.

NATIONAL BANK OF CANADA, as Administrative Agent
By:
Name:
Title:
By:
Name:
Title:

TRIPLE FLAG PRECIOUS METALS CORP.[1]
By:
Name:
Title:

By:
Name:
Title:

TRIPLE FLAG INTERNATIONAL LTD.[2]
By:
Name:
Title:

By:
Name:
Title:

1         Only required if no Default has occurred and is continuing.

2         Only required if no Default has occurred and is continuing.

SCHEDULE C-2
FORM OF ACCORDION AGREEMENT OR JOINDER AGREEMENT

Reference is made to the third amended and restated credit agreement dated as of January 17, 2024 (the “Credit Agreement”) between Triple Flag Precious Metals Corp., (“TFPM”), Triple Flag International Ltd. (together with TFPM, “Borrowers”) the Lenders named therein and National Bank of Canada, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section [2.4] [8.4] of the Credit Agreement, the Borrowers wish to designate the [Accordion Lender][Replacement Lender] defined below as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrowers, the Lenders, the Administrative Agent and [•] (the [“Accordion Lender”][“Replacement Lender”]), hereby agree as follows:

1.	The Credit Agreement shall, henceforth from the date of the execution and delivery of this [Accordion Agreement][Joinder Agreement], be read and construed as if the [Accordion Lender][Replacement Lender] were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below. Accordingly all references in any Credit Documents to (a) any “Lender” shall be treated as including a reference to the [Accordion Lender][Replacement Lender] and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this [Accordion Agreement][Joinder Agreement] to the intent that this [Accordion Agreement][Joinder Agreement] and the Credit Agreement shall be read and construed together as one single agreement.

2.	The Individual Commitment under the Credit Facility with respect to of the [Accordion Lender][Replacement Lender] shall be $[•] and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

3.	The [Accordion Lender][Replacement Lender] represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4.	The [Accordion Lender][Replacement Lender] irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the [Accordion Lender][Replacement Lender] each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5.	This [Accordion Agreement][Joinder Agreement] may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this [Accordion Agreement][Joinder Agreement] by e-mail in pdf format shall be as effective as delivery of a manually executed counterpart hereof.

6.	This [Accordion Agreement][Joinder Agreement] shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this [Accordion Agreement][Joinder Agreement] to be executed and delivered by their respective officers thereunto duly authorized as of the _____________ day of ___________________________, ______.

, as [Accordion Lender][Replacement Lender]
By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:

NATIONAL BANK OF CANADA, as Administrative Agent
By:
Name:
Title:

By:
Name:
Title:

TRIPLE FLAG PRECIOUS METALS CORP.[1]
By:
Name:
Title:

By:
Name:
Title:

TRIPLE FLAG INTERNATIONAL LTD.[2]
By:
Name:
Title:

By:
Name:
Title:

1      Only required if no Default has occurred and is continuing.

2      Only required if no Default has occurred and is continuing.

Schedule D
Form of Drawdown Notice

TO:

National Bank of Canada, as Administrative Agent

Corporate Banking Service Centre

500 Place d’Armes, 21st Floor

Montreal, Quebec H2Y 2W3

Attention:            Syndication

E-mail:                  [REDACTED – personal information deleted]

With a copy to:

National Bank of Canada

130 King Street West, 32nd Floor

Toronto, Ontario M5X 1J9

Attention:         Allan Fordyce

Email:                [REDACTED – personal information deleted]

RE:	Third amended and restated credit agreement dated as of January 17, 2024 (the “Credit Agreement”) between Triple Flag Precious Metals Corp., (“TFPM”), Triple Flag International Ltd. (together with TFPM, the “Borrowers”), the Lenders named therein and National Bank of Canada, as administrative agent of the Lenders

     Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Availment Option:
Amount:
If Term Benchmark Loan, Interest Period:

     [You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to Designated Account numbered _______________ and this shall be your good and sufficient authority for so doing.]

     The proceeds of the drawdown will be used exclusively to finance [a Distribution permitted under the Credit Agreement] [a Permitted Acquisition][the Borrowers’ general and working capital purposes (other than the Permitted Acquisition of a Transaction Document).]

     No Default or Event of Default has occurred and is continuing nor will arise immediately after giving effect to or as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that any representation and warranty which is already qualified as to materiality or by reference to any Material Adverse Effect shall be true and correct in all respects) on the date hereof except to the extent any such representation and warranty expressly relates solely to an earlier date.

    All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

    DATED the ______ day of _______________, 20___.

TRIPLE FLAG PRECIOUS METALS CORP.
By:
Name:
Title:

By:
Name:
Title:

TRIPLE FLAG INTERNATIONAL LTD.
By:
Name:
Title:

By:
Name:
Title:

Schedule E
Form of Rollover Notice

TO:

National Bank of Canada, as Administrative Agent

Corporate Banking Service Centre

500 Place d’Armes, 21st Floor

Montreal, Quebec H2Y 2W3

Attention:         Syndication

E-mail:                [REDACTED – personal information deleted]

With a copy to:

National Bank of Canada

130 King Street West, 32nd Floor

Toronto, Ontario M5X 1J9

Attention:         Allan Fordyce

Email:                [REDACTED – personal information deleted]

RE:	Third Amended and restated credit agreement dated as of January 17, 2024 (the “Credit Agreement”) between Triple Flag Precious Metals Corp., “TFPM”), Triple Flag International Ltd. (together with TFPM, “Borrowers”), the Lenders named therein and National Bank of Canada, as administrative agent of the Lenders

     Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

Term Benchmark Loans

Maturity Date of Term Benchmark Loan
Principal Amount of Term Benchmark Loan	$
Portion Thereof to be Replaced	$
Interest Period of Term Benchmark Loan		months

     No Default or Event of Default has occurred and is continuing nor will arise immediately after giving effect to or as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that any representation and warranty which is already qualified as to materiality or by reference to any Material Adverse Effect shall be true and correct in all respects) on the date hereof except to the extent any such representation and warranty expressly relates solely to an earlier date.

    All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the _________ day of ________________, 20____.

TRIPLE FLAG PRECIOUS METALS CORP.
By:
Name:
Title:

By:
Name:
Title:

TRIPLE FLAG INTERNATIONAL LTD.[7]
By:
Name:
Title:

By:
Name:
Title:

7        Only required if no Default has occurred and is continuing.

Schedule F
Form of Conversion Notice

TO:

National Bank of Canada, as Administrative Agent

Corporate Banking Service Centre

500 Place d’Armes, 21st Floor

Montreal, Quebec H2Y 2W3

Attention:          Syndication

E-mail:                [REDACTED – personal information deleted]

With a copy to:

National Bank of Canada

130 King Street West, 32nd Floor

Toronto, Ontario M5X 1J9

Attention:          Allan Fordyce

Email:                [REDACTED – personal information deleted]

RE:	Third amended and restated credit agreement dated as of January 17, 2024 (the “Credit Agreement”) between Triple Flag Precious Metals Corp., (“TFPM”), Triple Flag International Ltd. (together with TFPM, “Borrowers”), the Lenders named therein and National Bank of Canada, as administrative agent of the Lenders

     Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on [date of conversion] as follows:

Converting From	Converting Into

Term Benchmark Loans Maturity Date of ______ Maturing Term Benchmark Loan Principal Amount of $_____________ Maturing Term Benchmark Loan Portion Thereof to $_____________ be converted	Term Benchmark Loans Principal Amount of $_____________ New Term Benchmark Loan Interest Period of _____ months New Term Benchmark Loan

Base Rate Loans	Base Rate Loan

Principal Amount of Base Rate $_____________ Loan to be converted	Principal Amount of $_____________ New Base Rate Loan

Portion Thereof $_____________ to be converted

     No Default or Event of Default has occurred and is continuing nor will arise immediately after giving effect to or as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that any representation and warranty which is already qualified as to materiality or by reference to any Material Adverse Effect shall be true and correct in all respects) on the date hereof except to the extent any such representation and warranty expressly relates solely to an earlier date.

     All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

     DATED the ________ day of _____________, 20____.

TRIPLE FLAG PRECIOUS METALS CORP.
By:
Name:
Title:

By:
Name:
Title:

TRIPLE FLAG INTERNATIONAL LTD.
By:
Name:
Title:

By:
Name:
Title:

Schedule G
CORPORATE STRUCTURE

Schedule H
Applicable Rates

Level	Net Debt/EBITDA Ratio	Term Benchmark Loan Margin	Base Rate Loan Margin	Standby Fee
I	< [REDACTED – ratio deleted]x	1.75% per annum	0.75% per annum	[REDACTED – percentage rate deleted]% per annum
II	≥ [REDACTED – ratio deleted]x	2.00% per annum	1.00% per annum	[REDACTED – percentage rate deleted]% per annum
III	≥ [REDACTED – ratio deleted]x	2.25% per annum	1.25% per annum	[REDACTED – percentage rate deleted]% per annum
IV	> [REDACTED – ratio deleted]x	2.75% per annum	1.75% per annum	[REDACTED – percentage rate deleted]% per annum

Schedule I
Guarantee and Security Documents

1.	Guarantees

(a)	Guarantee (contained in Article 15 of the Credit Agreement) granted by TFPM in favour of the Administrative Agent governed by the laws of the Province of Ontario.

(b)	Guarantee Agreement dated November 8, 2019 granted by TF Bermuda in favour of the Administrative Agent, governed by the laws of the Province of Ontario.

(c)	Amended and Restated Guarantee Agreement dated November 8, 2019 granted by TF Royalty in favour of the Administrative Agent, governed by the laws of the Province of Ontario.

(d)	Amended and Restated Guarantee Agreement dated November 8, 2019 granted by TF Australia in favour of the Administrative Agent, governed by the laws of the Province of Ontario.

(e)	Guarantee Agreement dated March 31, 2023 granted by Maverix Metals Inc. (“Maverix Metals”) in favour of the Administrative Agent, governed by the laws of the Province of Ontario.

(f)	Guarantee Agreement dated March 31, 2023 granted by Maverix Metals (Australia) Pty Ltd. (“Maverix Australia”) in favour of the Administrative Agent, governed by the laws of the Province of Ontario.

2.	Security Documents

(a)	Omnibus Amended and Restated General Security and Share Pledge Agreement dated November 8, 2019 among TFPM, TF Royalty, TF Australia, TF Bermuda and the Administrative Agent, governed by the laws of the Province of Ontario.

(b)	First Ranking Fixed and Floating Charge Agreement dated September 4, 2018 among TF Bermuda and the Administrative Agent, governed by the laws of Bermuda.

(c)	Second Ranking Supplemental Fixed and Floating Charge Agreement dated August 30, 2019 among TF Bermuda and the Administrative Agent, governed by the laws of Bermuda.

(e)	First Ranking Share Charge dated November 8, 2019 among TFPM and the Administrative Agent with respect to the Shares of TF Bermuda, governed by the laws of Bermuda.

(f)	Amended and Restated Deposit Account Control Agreement dated September 27, 2019 among TF Bermuda, HSBC Bank Bermuda Limited and the Administrative Agent with respect to the bank account TF Bermuda maintains with HSBC Bank Bermuda Limited, governed by the laws of Bermuda.

(g)	Account Control Agreement dated September 4, 2018 among TF Bermuda, The Bank of Nova Scotia and the Administrative Agent with respect to the securities account TF Bermuda maintains with The Bank of Nova Scotia, governed by the laws of the State of New York.

(h)	Amended and Restated Deposit Account Control Agreement dated September 27, 2019 among TF Bermuda, The Bank of Nova Scotia and the Administrative Agent with respect to the bank account TF Bermuda maintains with The Bank of Nova Scotia, governed by the laws of the State of Texas.

(i)	First Ranking Debenture dated October 4, 2018 among TF Bermuda and the Administrative Agent, governed by English law.

(j)	Second Ranking Debenture dated November 8, 2019 among TF Bermuda and the Administrative Agent, governed by English law.

(k)	Omnibus General Security and Share Pledge Agreement dated March 31, 2023 among Maverix Metals, Maverix Australia and the Administrative Agent, governed by the laws of the Province of Ontario.

(l)	General Security Deed dated March 31, 2023 among Maverix Australia and the Administrative Agent, governed by the laws of New South Wales, Australia.

(m)	Confirmation.

Schedule J
Qualified Affiliate Instrument of Adhesion

TO:	NATIONAL BANK OF CANADA, as Administrative Agent

AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Third amended and restated credit agreement dated as of January 17, 2024 (the “Credit Agreement”) between Triple Flag Precious Metals Corp., (“TFPM”), Triple Flag International Ltd. (together with TFPM, the “Borrowers”), the Lenders named therein and National Bank of Canada, as administrative agent of the Lenders. Terms defined in the Credit Agreement are used herein as therein defined.

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1.            By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 14 of the Credit Agreement.

2.            The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this ______ day of ____________, ______.

[INSERT NAME OF QUALIFIED AFFILIATE]
By:
Name:
Title:

Schedule K
Litigation

Nil.

Schedule L
FORM OF INTERCREDITOR AGREEMENT
RE: SUBORDINATED INTERCORPORATE DEBT

THIS AGREEMENT dated as of [DATE] is made among the Affiliate, the Senior Creditors and the Debtors (in each case, as defined below).

RECITALS

A.	The Debtors are or may become indebted or obligated to the Creditors.

B.	The Parties wish to enter into this Agreement to confirm their respective rights and obligations, including the respective priorities of the Creditors in connection with the indebtedness and obligations of the Debtors to the Creditors.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1            Definitions. In this Agreement, (a) capitalized terms used but not defined herein shall have the meanings attributed thereto in the Senior Credit Agreement, and (b) the following terms have the meanings set out below:

“Affiliate” means [•].

“Affiliate Debt” means, collectively, all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, absolute or contingent, matured or unmatured) of the Debtors to the Affiliate, and any unpaid balance thereof.

“Affiliate Loan Documents” means all documents, instruments and agreements under which any Affiliate Debt is incurred, evidenced or provided for.

“Agreement” means this agreement, as it may be amended, supplemented, restated or replaced from time to time.

“Borrowers” means Triple Flag Precious Metals Corp., a corporation existing under the federal laws of Canada and Triple Flag International Ltd., a corporation existing under the laws of Bermuda.

“Creditors” means the Senior Creditors and the Affiliate, and “Creditor” means any of them.

“Debtors” means the Borrowers and any other Obligor.

“Debtor Assets” means, collectively, all present and future assets, property and undertaking of any Debtor, real and personal, moveable and immoveable, of whatsoever nature and kind and wheresoever situate.

“Demand” means any notification by a Creditor to a Debtor of a demand for payment under any Senior Loan Document or Affiliate Loan Document.

“Enforcement Action” means any of:

(a)	the acceleration of the time for payment of any of the Affiliate Debt (which shall include the making of a Demand with respect to any demand obligation);

(b)	the appointment of a receiver or receiver and manager of any Debtor or any of the Debtor Assets;

(c)	the commencement or initiation of any Insolvency Proceeding with respect to any Debtor;

(d)	the commencement or initiation of any action or proceeding to recover or receive payment of any of the Affiliate Debt;

(e)	the exercise any right of set-off, combination or similar right against any Debtor; or

(f)	the exercise of any put option or the causing of any Debtor to honour any redemption obligation with respect to its securities.

“Insolvency Proceeding” means any proceeding seeking to adjudicate a Debtor an insolvent, seeking a bankruptcy order against a Debtor under the Bankruptcy and Insolvency Act (Canada), or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief or composition of a Debtor or its debts or a stay of proceedings of a Debtor’s creditors generally (or any class of creditors) or any other relief, under any federal, provincial or foreign law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and any similar legislation in any jurisdiction) or at common law or in equity.

“Parties” means the Creditors and the Debtors, and “Party” means any one of them.

“Payment” means, with respect to any Person, any payment by such Person, whether in cash or in kind, and whether by way of actual payment, set-off, counterclaim or otherwise.

“Senior Agent” means National Bank of Canada, in its capacity as administrative agent for the Finance Parties under the Senior Credit Agreement, and includes any successor administrative agent appointed pursuant to the Senior Credit Agreement.

“Senior Credit Agreement” means the third amended and restated credit agreement dated as of January 17, 2024 between Triple Flag Precious Metals Corp. and Triple Flag International Ltd., as borrowers, the lenders named therein and National Bank of Canada, as administrative agent of the Lenders.

“Senior Creditors” means the “Finance Parties” as defined in the Senior Credit Agreement.

“Senior Debt” means the “Secured Obligations”, as defined in the Senior Credit Agreement.

“Senior Loan Documents” means all documents, instruments and agreements under which (a) any Senior Debt is incurred, evidenced or provided for (including the Senior Credit Agreement), and (b) any Senior Security is granted.

“Senior Security” means, collectively, all present and future guarantees and Liens granted by any Debtor to the Senior Agent or any other Senior Creditor as security for all or any part of the Senior Debt.

ARTICLE 2
RESTRICTIONS

2.1            Affiliate Debt Transfer. The Affiliate shall not sell, assign, or otherwise transfer, in whole or in part, any of the Affiliate Debt or any right, title or interest therein other than by way of a Lien in favour of the Senior Agent, unless the assignee or transferee agrees in writing with the Senior Creditors to be bound by this Agreement.

2.2            No Affiliate Liens. No Debtor shall grant, and the Affiliate shall not accept or assert, a Lien in favour of the Affiliate or any Person on its behalf over any of the Debtor Assets.

2.3            No Challenge. The Affiliate shall not, in any manner, contest, oppose or otherwise bring into question the validity, priority, perfection or enforceability of any of the Senior Security or any of the Senior Loan Documents or the indebtedness owing thereunder as secured thereby.

2.4            Non-Impairment of Senior Creditors’ Rights. The Senior Creditors shall be entitled to manage and supervise their financial accommodation to the Debtors in accordance with applicable law and as they deem appropriate under the circumstances, without regard to the existence of any rights that the Affiliate may now or in the future have in or to any of the Debtor Assets. For the avoidance of doubt but without limitation, the Senior Creditors shall have the right, in their sole discretion, to exercise or refrain from exercising any powers, remedies or rights which any Senior Creditor may have thereunder and to otherwise deal freely with the Debtors and the Debtor Assets, all without affecting the liabilities and obligations of the Debtors and the Affiliate hereunder. The Affiliate agrees that any Debtor (or any Person on its behalf) may at any time repay or prepay and reborrow the Senior Debt, or any part thereof.

ARTICLE 3
POSTPONEMENT

3.1            Affiliate Debt Postponement. Subject to Section 3.3, the Affiliate Debt is hereby postponed and subordinated to, and made subject in right of payment to the prior payment in full in cash of, the Senior Debt.

3.2            Affiliate Debt Payment Restriction. Subject to Section 3.3 and notwithstanding the terms of the Affiliate Loan Documents, no Debtor (or any Person on its behalf) shall make or shall be entitled to make, and the Affiliate shall not accept and shall not be entitled to accept, any Payment to the Affiliate of any interest, principal, premium or other amount in respect of the Affiliate Debt.

3.3            Permitted Payments. Any Debtor may make, and the Affiliate may receive, Distributions permitted under the Senior Credit Agreement.

3.4            Proceeds Held in Trust. If any Payment is made to or received by the Affiliate in contravention of this Agreement, the Affiliate shall hold such Payment in trust for the Senior Creditors and shall forthwith pay such Payment to the Senior Agent for application against the Senior Debt.

3.5            Enforcement Restriction. Notwithstanding the terms of the Affiliate Loan Documents, the Affiliate shall not, directly or indirectly, take or initiate any Enforcement Action; provided that the Affiliate may file of a proof of claim or similar instrument with respect to the Affiliate Debt in any Insolvency Proceeding or commence or initiate any action required to comply with statutory limitation periods (provided the Senior Agent is promptly notified of such action and such proceeding is immediately stayed).

ARTICLE 4
GENERAL MATTERS

4.1            Application of Agreement. The rights of the Senior Creditors and the priority of the Senior Debt set out in this Agreement shall apply irrespective of any matter or thing.

4.2            Finance Document. This Agreement shall constitute a “Finance Document” within the meaning of the Senior Credit Agreement.

4.3            Reliance. All Senior Debt shall be deemed to have been made or incurred and continued in reliance upon this Agreement.

4.4            Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability in any other jurisdiction.

4.5            Alteration or Waiver. None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except by a written instrument executed by the Senior Agent for and on behalf of the Senior Creditors. Any such waiver, amendment, supplement or modification shall not require any consent or other agreement of any Debtor, notwithstanding that any such Debtor may be a party to this Agreement. No Senior Creditor will, by any act or delay, be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of any Senior Creditor, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by a Senior Creditor of any right or remedy hereunder on any one occasion will not be construed as a bar to any right or remedy which the Senior Creditor would otherwise have on any future occasion.

4.6            Governing Law; Attornment. This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario. Without prejudice to the ability of a Party to enforce this Agreement in any other proper jurisdiction, the Parties irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of such Province. To the extent permitted by applicable law, each Party irrevocably waives any objection (including any claim of inconvenient forum) that it may now or hereafter have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of such Province.

4.7            Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “or” is disjunctive; the word “and” is conjunctive. The word “shall” is mandatory; the word “may” is permissive. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set out herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Sections shall be construed to refer to Sections of this Agreement, and (f)  Section headings are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

4.8            Successors and Assigns. This Agreement shall enure to the benefit of any Person becoming the Senior Agent or a Senior Creditor after the date of this Agreement.

4.9            Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, pertaining to the subject matter hereof.

4.10            Time of the Essence. Time is of the essence of this Agreement.

4.11            Counterparts and Electronic Signature. This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, and all such counterparts when taken together shall constitute but one and the same Agreement. Delivery of an executed signature page to this Agreement by facsimile or other electronic form of transmission shall be as effective as delivery of a manually executed copy of this Agreement.

[signatures on the next following pages]

IN WITNESS WHEREOF the undersigned has caused this Agreement to be duly executed as of the date first written above.

[SENIOR AGENT], as administrative agent, for and on behalf of each of THE SENIOR CREDITORS

By:
Name:
Title:

IN WITNESS WHEREOF the undersigned has caused this Agreement to be duly executed as of the date first written above.

[AFFILIATE]

By:
Name:
Title:

IN WITNESS WHEREOF the undersigned has caused this Agreement to be duly executed as of the date first written above.

TRIPLE FLAG PRECIOUS METALS CORP. for and on behalf of each of THE DEBTORS

By:
Name:
Title:

Schedule M
Taxes

Nil.

Schedule N
Environmental Compliance

Nil.